82-3636

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

03 AUG 18 AM 7:21

Türkiye Garanti Bankası Anonim Şirketi

As of 30 June 2003, Unconsolidated Interim Financial Statements and Related Disclosures and Footnotes to be Announced to Public together with Independent Auditor's Review Report Thereon


03029338

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 217 64 22
www.garantibank.com.tr

The Reporting Package prepared in accordance with the statement no.17 "Financial Statements and Related Disclosures and Footnotes to be Announced to Public" as regulated by Banking Regulation and Supervision Agency (BRSA), is comprised of the following sections:

1. Unconsolidated Interim Financial Statements
2. General Information about the Bank
3. Accounting Policies
4. Financial Position and Results of Operations
5. Disclosures and Footnotes on Unconsolidated Interim Financial Statements
6. Other Disclosures and Footnotes
7. Independent Auditor's Review Report

SUPPL

The unconsolidated interim financial statements and related disclosures and footnotes are prepared in accordance with the "Regulation on Accounting Standards" and the related statements and the financial records of our Bank. Unless stated otherwise, the unconsolidated interim financial statements are presented in TL billions as restated for the effects of inflation in equivalent purchasing power as of 30 June 2003; subject to independent review and enclosed.

PROCESSED
AUG 27 2003
THOMSON
FINANCIAL

Dr. A. Mahfi Eğilmez	**S. Ergun Özen**	**Sema Yurdum**	**Aylin Aktürk/Aydın Şenel**
Board of Directors Member Responsible of Internal Control System	General Manager	Executive Vice President	Senior Vice Presidents

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

1 Unconsolidated Interim Financial Statements

1.1 Balance Sheet prepared as of 30 June 2003

Presented on pages 2 and 3.

1.2 Off-Balance Sheet Items prepared as of 30 June 2003

Presented on page 4.

1.3 Statement of Operations prepared for the six-month and the three-month periods ended 30 June 2003

Presented on page 5.

1.4 Statement of Changes in Shareholders' Equity prepared for the six-month period ended 30 June 2003

Presented on page 6.

1.5 Statement of Cash Flows prepared for the six-month period ended 30 June 2003

Presented on page 7.

(Convenience Translation of Financial Statements Originally Issued in Turkish - See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi
Balance Sheet
At 30 June 2003
(Billions of Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 30 June 2003)

	ASSETS	Footnotes	CURRENT PERIOD 30 June 2003			PRIOR PERIOD 31 December 2002		
			TL	FC	Total	TL	FC	Total
I.	**CASH AND BALANCES WITH THE CENTRAL BANK OF TURKEY**	**5.1.1**	**37,905**	**361,514**	**399,419**	**722,966**	**500,855**	**1,223,821**
1.1	Cash in TL		37,636	-	37,636	31,727	-	31,727
1.2	Cash in foreign currency		-	79,337	79,337	-	149,527	149,527
1.3	Balances with the Central Bank of Turkey		223	267,032	267,255	691,211	334,677	1,025,888
1.4	Other		46	15,145	15,191	28	16,651	16,679
II.	**TRADING SECURITIES (Net)**	**5.1.2**	**295,646**	**619,248**	**914,894**	**343,518**	**1,185,805**	**1,529,323**
2.1	Public sector debt securities		295,646	519,527	815,173	343,518	1,067,978	1,411,496
2.1.1	Government bonds		218,747	518,659	737,406	294,893	881,555	1,176,448
2.1.2	Treasury bills		73,538	-	73,538	48,625	177,747	226,372
2.1.3	Other		3,361	868	4,229	-	8,676	8,676
2.2	Share certificates		-	-	-	-	-	-
2.3	Other securities		-	99,721	99,721	-	117,827	117,827
III.	**BANKS AND OTHER FINANCIAL INSTITUTIONS**	**5.1.3**	**8,816**	**437,196**	**446,012**	**168,100**	**542,713**	**710,813**
3.1	Due from banks		8,816	437,196	446,012	168,100	542,713	710,813
3.1.1	Domestic banks		5,256	6,908	12,164	20,486	64,501	84,987
3.1.2	Foreign banks		3,560	430,288	433,848	147,614	478,212	625,826
3.2	Other financial institutions		-	-	-	-	-	-
IV.	**INTERBANK MONEY MARKET**	**5.1.4**	-	-	-	-	-	-
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements		-	-	-	-	-	-
V.	**INVESTMENT SECURITIES AVAILABLE FOR SALE (Net)**	**5.1.5**	**1,008,130**	**975,062**	**1,983,192**	**79,023**	**1,125,912**	**1,204,935**
5.1	Share certificates		48,774	-	48,774	24,043	-	24,043
5.2	Other securities		959,356	975,062	1,934,418	54,980	1,125,912	1,180,892
VI.	**LOANS**	**5.1.6**	**2,091,927**	**3,711,773**	**5,803,700**	**1,802,086**	**4,505,855**	**6,307,941**
6.1	Short term		1,895,485	1,438,864	3,334,349	1,466,092	1,592,912	3,059,004
6.2	Medium and long term		18,482	2,272,909	2,291,391	62,393	2,912,943	2,975,336
6.3	Loans under follow-up		316,834	-	316,834	400,802	-	400,802
6.4	Specific provisions (-)		(138,874)	-	(138,874)	(127,201)	-	(127,201)
VII.	**FACTORING RECEIVABLES**	**5.1.7**	-	-	-	-	-	-
VIII.	**INVESTMENT SECURITIES HELD TO MATURITY (Net)**	**5.1.8**	**890,696**	**3,730,839**	**4,621,535**	**1,616,907**	**3,972,620**	**5,589,527**
8.1	Public sector debt securities		890,696	3,663,478	4,554,174	1,616,907	3,889,496	5,506,403
8.1.1	Government bonds		875,028	3,663,478	4,538,506	1,547,899	3,889,496	5,437,395
8.1.2	Treasury bills		15,668	-	15,668	69,008	-	69,008
8.1.3	Other		-	-	-	-	-	-
8.2	Other securities		-	67,361	67,361	-	83,124	83,124
IX.	**INVESTMENTS AND ASSOCIATES (Net)**	**5.1.9**	**227,804**	**4,491**	**232,295**	**242,107**	**5,654**	**247,761**
9.1	Financial investments and associates		8,477	4,491	12,968	10,461	5,654	16,115
9.2	Non-Financial investments and associates		219,327	-	219,327	231,646	-	231,646
X.	**SUBSIDIARIES (Net)**	**5.1.10**	**970,010**	**260,278**	**1,230,288**	**807,171**	**284,653**	**1,091,824**
10.1	Financial subsidiaries		194,735	260,278	455,013	180,994	284,653	465,647
10.2	Non-Financial subsidiaries		775,275	-	775,275	626,177	-	626,177
XI.	**OTHER INVESTMENTS (Net)**	**5.1.11**	-	-	-	-	-	-
XII.	**FINANCIAL LEASE RECEIVABLES (Net)**	**5.1.12**	-	-	-	-	-	-
12.1	Gross finance lease receivables		-	-	-	-	-	-
12.2	Unearned income (-)		-	-	-	-	-	-
XIII.	**RESERVE DEPOSITS**		**230,382**	**721,056**	**951,438**	**188,790**	**888,672**	**1,077,462**
XIV.	**MISCELLANEOUS RECEIVABLES**	**5.1.13**	**12,823**	**1,626**	**14,449**	**5,840**	**37,193**	**43,033**
XV.	**ACCRUED INTEREST AND INCOME**	**5.1.14**	**263,190**	**231,773**	**494,963**	**197,877**	**737,343**	**935,220**
15.1	Loans		49,805	128,401	178,206	41,861	213,041	254,902
15.2	Securities		191,983	100,191	292,174	126,581	521,707	648,288
15.3	Other		21,402	3,181	24,583	29,435	2,595	32,030
XVI.	**PROPERTY AND EQUIPMENT (Net)**	**5.1.15**	**1,305,275**	**2,704**	**1,307,979**	**1,332,052**	**3,621**	**1,335,673**
16.1	Cost		1,911,855	6,571	1,918,426	1,934,454	8,648	1,943,102
16.2	Accumulated Depreciation (-)		(606,580)	(3,867)	(610,447)	(602,402)	(5,027)	(607,429)
XVII.	**INTANGIBLE ASSETS (Net)**	**5.1.16**	**27,245**	-	**27,245**	**30,562**	-	**30,562**
17.1	Goodwill		-	-	-	-	-	-
17.2	Other		92,052	-	92,052	89,932	-	89,932
17.3	Accumulated Amortisation (-)		(64,807)	-	(64,807)	(59,370)	-	(59,370)
XVIII.	**OTHER ASSETS**	**5.1.17**	**412,895**	**13,030**	**425,925**	**460,470**	**19,425**	**479,895**
	TOTAL ASSETS		7,782,744	11,070,590	18,853,334	7,997,469	13,810,321	21,807,790

(Convenience Translation of Financial Statements Originally Issued in Turkish - See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi
Balance Sheet
At 30 June 2003
(Billions of Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 30 June 2003)

	LIABILITIES AND EQUITY	Footnotes	CURRENT PERIOD 30 June 2003			PRIOR PERIOD 31 December 2002		
			TL	FC	Total	TL	FC	Total
I.	**DEPOSITS**	5.2.1	**4,657,917**	**8,240,559**	**12,898,476**	**4,704,963**	**9,968,855**	**14,673,818**
1.1	Bank deposits		366,339	431,915	798,254	84,628	332,530	417,158
1.2	Saving deposits		2,448,795	-	2,448,795	2,196,255	-	2,196,255
1.3	Public sector deposits		61,488	-	61,488	5,896	-	5,896
1.4	Commercial deposits		1,611,167	-	1,611,167	2,270,323	-	2,270,323
1.5	Other institutions deposits		170,128	-	170,128	147,861	-	147,861
1.6	Foreign currency deposits		-	7,784,835	7,784,835	-	9,592,310	9,592,310
1.7	Precious metals vault accounts		-	23,809	23,809	-	44,015	44,015
II.	**INTERBANK MONEY MARKET**		**533,188**	**936,586**	**1,469,774**	**302,688**	**929,640**	**1,232,328**
2.1	Interbank money market takings		-	-	-	-	35,644	35,644
2.2	Istanbul Stock Exchange money market takings		85,000	-	85,000	-	-	-
2.3	Funds provided under repurchase agreements	5.2.2	448,188	936,586	1,384,774	302,688	893,996	1,196,684
III.	**FUNDS BORROWED**	5.2.3	**85,145**	**1,532,408**	**1,617,553**	**230,114**	**2,623,821**	**2,853,935**
3.1	Funds borrowed from the Central Bank of Turkey		-	-	-	-	-	-
3.2	Other funds borrowed		85,145	1,532,408	1,617,553	230,114	2,623,821	2,853,935
3.2.1	Domestic banks and institutions		85,145	76,884	162,029	230,114	46,014	276,128
3.2.2	Foreign banks, institutions and funds		-	1,455,524	1,455,524	-	2,577,807	2,577,807
IV.	**SECURITIES ISSUED (Net)**	5.2.4	-	-	-	-	-	-
4.1	Bills		-	-	-	-	-	-
4.2	Asset backed securities		-	-	-	-	-	-
4.3	Bonds		-	-	-	-	-	-
V.	**FUNDS**	5.2.5	-	-	-	-	-	-
VI.	**MISCELLANEOUS PAYABLES**	5.2.6	**39,245**	**5,706**	**44,951**	**48,133**	**4,119**	**52,252**
VII.	**OTHER EXTERNAL RESOURCES PAYABLE**	5.2.7	**117,891**	**384,066**	**501,957**	**136,370**	**508,036**	**644,406**
VIII.	**TAXES AND OTHER DUTIES PAYABLE**	5.2.8	**36,693**	**31**	**36,724**	**37,316**	**45**	**37,361**
IX.	**FACTORING PAYABLES**	5.2.9	-	-	-	-	-	-
X.	**FINANCIAL LEASE PAYABLES (Net)**	5.2.10	**278**	**9,664**	**9,942**	**768**	**10,521**	**11,289**
10.1	Financial lease payables		310	12,236	12,546	910	12,254	13,164
10.2	Deferred financial lease expenses (-)		(32)	(2,572)	(2,604)	(142)	(1,733)	(1,875)
XI.	**ACCRUED INTEREST AND EXPENSES**	5.2.11	**126,131**	**90,389**	**216,520**	**154,624**	**54,366**	**208,990**
11.1	Deposits		110,892	19,159	130,051	134,287	20,414	154,701
11.2	Borrowings		7,168	7,512	14,680	11,884	14,787	26,671
11.3	Repurchase agreements		3,290	2,958	6,248	394	761	1,155
11.4	Other		4,781	60,760	65,541	8,059	18,404	26,463
XII.	**PROVISIONS**	5.2.12	**54,448**	**4,749**	**59,197**	**217,064**	**5,413**	**222,477**
12.1	General provisions		35,509	1,888	37,397	36,841	2,405	39,246
12.2	Reserve for employee termination benefits		11,070	-	11,070	11,783	-	11,783
12.3	Provisions for income taxes		1,488	-	1,488	1,659	-	1,659
12.4	Other provisions		6,381	2,861	9,242	166,781	3,008	169,789
XIII.	**SUBORDINATED LOANS**	5.2.13	-	-	-	-	-	-
XIV.	**SHAREHOLDERS' EQUITY**	5.2.14	**1,997,455**	**785**	**1,998,240**	**1,856,733**	**14,201**	**1,870,934**
14.1	Paid-in capital		822,038	-	822,038	791,748	-	791,748
14.2	Supplementary capital		954,025	785	954,810	927,476	14,201	941,677
14.2.1	Share premium		-	-	-	-	-	-
14.2.2	Share cancellation profits		-	-	-	-	-	-
14.2.3	Securities value increase fund		22,150	785	22,935	1,612	14,201	15,813
14.2.4	Revaluation fund		8,372	-	8,372	2,121	-	2,121
14.2.5	Revaluation surplus		2,756	-	2,756	2,411	-	2,411
14.2.6	Capital reserves from inflation adjustments to paid-in capital		920,747	-	920,747	921,332	-	921,332
14.3	Profit reserves		(775)	-	(775)	315	-	315
14.3.1	Legal reserves		-	-	-	-	-	-
14.3.2	Status reserves		-	-	-	-	-	-
14.3.3	Extraordinary reserves		-	-	-	-	-	-
14.3.4	Other profit reserves		(775)	-	(775)	315	-	315
14.4	Profit or loss		222,167	-	222,167	137,194	-	137,194
14.4.1	Prior periods income/loss		107,489	-	107,489	-	-	-
14.4.2	Current period income/loss		114,678	-	114,678	137,194	-	137,194
	TOTAL LIABILITIES AND EQUITY		**7,648,391**	**11,204,943**	**18,853,334**	**7,688,773**	**14,119,017**	**21,807,790**

(Convenience Translation of Financial Statements Originally Issued in Turkish - See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

Off-Balance Sheet Items

At 30 June 2003

(Billions of Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 30 June 2003)

OFF-BALANCE SHEET ITEMS	Footnotes	CURRENT PERIOD 30 June 2003			PRIOR PERIOD 31 December 2002		
		TL	**FC**	**Total**	**TL**	**FC**	**Total**
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)		**4,549,935**	**6,598,946**	**11,148,881**	**3,869,592**	**7,811,873**	**11,681,465**
I. GUARANTEES	**5.4.1**	**1,053,464**	**3,789,283**	**4,842,747**	**986,208**	**4,292,402**	**5,278,610**
1.1. Letters of guarantee		1,053,464	2,136,169	3,189,633	986,208	2,749,161	3,735,369
1.1.1. Guatantees subject to State Tender Law		1,053,464	-	1,053,464	986,208	-	986,208
1.1.2. Guarantees given for foreign trade operations		-	2,136,169	2,136,169	-	2,749,161	2,749,161
1.1.3. Other letters of guarantee		-	-	-	-	-	-
1.2. Banks loans		-	452,253	452,253	-	447,008	447,008
1.2.1. Import letter of acceptance		-	452,253	452,253	-	447,008	447,008
1.2.2. Other bank acceptances		-	-	-	-	-	-
1.3. Letters of credit		-	1,179,338	1,179,338	-	1,059,207	1,059,207
1.3.1. Documentary letters of credit		-	1,179,338	1,179,338	-	1,059,207	1,059,207
1.3.2. Other letters of credit		-	-	-	-	-	-
1.4. Prefinancing given as guarantee		-	18,725	18,725	-	22,769	22,769
1.5. Endorsements		-	-	-	-	-	-
1.5.1. Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2. Other endorsements		-	-	-	-	-	-
1.6. Securities issue purchase guatantees		-	-	-	-	-	-
1.7. Other guarantees		-	-	-	-	-	-
1.8. Other collaterals		-	2,798	2,798	-	14,257	14,257
II. COMMITMENTS	**5.4.2**	**3,280,505**	**3,904**	**3,284,409**	**2,836,007**	**7,247**	**2,843,254**
2.1. Irrevocable commitments		3,280,505	3,904	3,284,409	2,836,007	7,247	2,843,254
2.1.1. Asset purchase commitments		-	-	-	-	-	-
2.1.2. Deposit purchase and sales commitments		-	-	-	-	-	-
2.1.3. Share capital commitment to associates and subsidiaries		32,528	559	33,087	50,697	713	51,410
2.1.4. Loan granting commitments		-	-	-	-	-	-
2.1.5. Securities issue brokerage commitments		-	-	-	-	-	-
2.1.6. Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7. Commitments for credit card limits		3,237,006	-	3,237,006	2,771,778	-	2,771,778
2.1.8. Other irrevocable commitments		10,971	3,345	14,316	13,532	6,534	20,066
2.1.9. Repurchase agreements		-	-	-	-	-	-
2.2. Revocable commitments		-	-	-	-	-	-
2.2.1. Revocable loan granting commitments		-	-	-	-	-	-
2.2.2. Other revocable commitments		-	-	-	-	-	-
III. DERIVATIVE FINANCIAL INSTRUMENTS	**5.4.3**	**215,966**	**2,805,759**	**3,021,725**	**47,377**	**3,512,224**	**3,559,601**
3.1. Forward foreign currency buy/sell transactions		190,548	2,310,925	2,501,473	43,363	3,073,598	3,116,961
3.1.1. Forward foreign currency transactions-buy		90,977	1,152,899	1,243,876	20,806	1,557,457	1,578,263
3.1.2. Forward foreign currency transactions-sell		99,571	1,158,026	1,257,597	22,557	1,516,141	1,538,698
3.2. Swap transactions related to foreign currency and interest rates		9,418	266,882	276,300	4,014	344,723	348,737
3.2.1. Foreign currency swap-buy		1,873	135,669	137,542	187	174,499	174,686
3.2.2. Foreign currency swap-sell		7,545	131,213	138,758	3,827	170,224	174,051
3.2.3. Interest rate swaps-buy		-	-	-	-	-	-
3.2.4. Interest rate swaps-sell		-	-	-	-	-	-
3.3. Foreign currency and interest rate options		16,000	13,985	29,985	-	-	-
3.3.1. Foreign currency options-buy		-	13,985	13,985	-	-	-
3.3.2. Foreign currency options-sell		16,000	-	16,000	-	-	-
3.3.3. Interest rate options-buy		-	-	-	-	-	-
3.3.4. Interest rate options-sell		-	-	-	-	-	-
3.4. Foreign currency futures		-	-	-	-	-	-
3.4.1. Foreign currency futures-buy		-	-	-	-	-	-
3.4.2. Foreign currency futures-sell		-	-	-	-	-	-
3.5. Interest rate futures		-	-	-	-	-	-
3.5.1. Interest rate futures-buy		-	-	-	-	-	-
3.5.2. Interest rate futures-sell		-	-	-	-	-	-
3.6. Other		-	213,967	213,967	-	93,903	93,903
B. CUSTODY AND PLEDGED ITEMS (IV+V)	**5.4.4**	**15,518,242**	**17,555,505**	**33,073,747**	**13,366,865**	**18,030,197**	**31,397,062**
IV. ITEMS HELD IN CUSTODY		**7,936,618**	**3,110,748**	**11,047,366**	**5,928,726**	**2,294,768**	**8,223,494**
4.1. Profit or loss		382	1,263	1,645	426	1,499	1,925
4.2. Investment securities held in custody		6,389,303	1,846,025	8,235,328	5,072,856	1,657,210	6,730,066
4.3. Checks received for collection		880,258	46,067	926,325	751,819	65,246	817,065
4.4. Commercial notes received for collection		87,994	1,193,475	1,281,469	97,550	538,645	636,195
4.5. Other assets received for collection		236	1,441	1,677	263	1,978	2,241
4.6. Assets received for public offering		-	3	3	-	-	-
4.7. Other items under custody		578,445	22,474	600,919	5,812	30,190	36,002
4.8. Custodians		-	-	-	-	-	-
V. PLEDGED ITEMS		**7,581,624**	**14,444,757**	**22,026,381**	**7,438,139**	**15,735,429**	**23,173,568**
5.1. Securities		120,684	5,797	126,481	56,551	35,903	92,454
5.2. Guarantee notes		1,076,814	2,975,153	4,051,967	1,088,969	3,494,983	4,583,952
5.3. Commodity		2,473	-	2,473	3,284	-	3,284
5.4. Warranty		-	-	-	-	-	-
5.5. Immovables		3,140,806	1,168,469	4,309,275	3,457,382	1,257,756	4,715,138
5.6. Other pledged items		3,240,677	10,295,338	13,536,015	2,831,763	10,946,787	13,778,550
5.7. Pledged items-depository		170	-	170	190	-	190
TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**20,068,177**	**24,154,451**	**44,222,628**	**17,236,457**	**25,842,070**	**43,078,527**

(Convenience Translation of Financial Statements Originally Issued in Turkish - See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

Statement of Operations

For the six-month and the three-month periods ended 30 June 2003

(Billions of Turkish Lira as resatated for the effects of
inflation in equivalent purchasing power as of 30 June 2003)

	INCOME AND EXPENSE ITEMS	Footnotes	CURRENT PERIOD 30 June 2003	PRIOR PERIOD 30 June 2002	CURRENT PERIOD 01 April 2003 30 June 2003	PRIOR PERIOD 01 April 2002 30 June 2002
I.	**INTEREST INCOME**	5.3.1	**1,061,082**	**1,959,608**	**327,560**	**1,301,305**
1.1	Interest on loans		490,103	531,690	238,941	282,977
1.1.1	Interest on TL loans		339,814	342,324	189,334	186,312
1.1.1.1	Short term loans		334,330	297,120	187,182	156,609
1.1.1.2	Medium and long term loans		5,484	45,204	2,152	29,703
1.1.2	Interest on foreign currency loans		141,243	188,005	47,084	96,581
1.1.2.1	Short term loans		48,254	77,762	15,562	43,824
1.1.2.2	Medium and long term loans		92,989	110,243	31,522	52,757
1.1.3	Interest on loans under follow-up		9,046	1,361	2,523	84
1.1.4	Premiums received from Resource Utilisation Support Fund		-	-	-	-
1.2	Interest received from reserve deposits		31,089	29,120	15,638	15,973
1.3	Interest received from banks		15,285	97,931	7,431	51,491
1.3.1	The Central Bank of Turkey		4,718	4,259	2,667	1,621
1.3.2	Domestic banks		3,113	11,293	1,271	9,612
1.3.3	Foreign banks		7,454	82,379	3,493	40,258
1.4	Interest received from money market transactions		3,896	86,930	730	47,867
1.5	Interest received from marketable securities portfolio		503,730	1,169,307	57,199	868,627
1.5.1	Trading securities		176,087	379,583	172,350	345,211
1.5.2	Available-for-sale securities		1,048	-	(79,384)	-
1.5.3	Held to maturity securities		326,595	789,724	(35,767)	523,416
1.6	Other interest income		16,979	44,630	7,621	34,370
II.	**INTEREST EXPENSE**	5.3.2	**(1,101,207)**	**(1,336,140)**	**(562,211)**	**(709,304)**
2.1	Interest on deposits		(898,137)	(1,126,425)	(450,888)	(571,179)
2.1.1	Bank deposits		(55,423)	(232,926)	(32,681)	(118,200)
2.1.2	Saving deposits		(500,161)	(599,121)	(259,300)	(301,740)
2.1.3	Public sector deposits		(169)	(1,300)	(88)	(344)
2.1.4	Commercial deposits		(223,190)	(163,334)	(101,168)	(87,769)
2.1.5	Other institutions deposits		(10,640)	(12,470)	(4,732)	(5,807)
2.1.6	Foreign currency deposits		(108,539)	(117,213)	(52,929)	(57,300)
2.1.7	Precious metals vault accounts		(15)	(61)	10	(19)
2.2	Interest on money market transactions		(121,668)	(67,437)	(82,387)	(63,713)
2.3	Interest on funds borrowed		(80,709)	(141,210)	(28,804)	(73,399)
2.3.1	The Central Bank of Turkey		-	-	-	-
2.3.2	Domestic banks		(34,500)	(23,871)	(10,931)	(12,405)
2.3.3	Foreign banks		(46,209)	(76,110)	(17,873)	(43,187)
2.3.4	Other financial institutions		-	(41,229)	-	(17,807)
2.4	Interest on securities issued		-	-	-	-
2.5	Other interest expense		(693)	(1,068)	(132)	(1,013)
III.	**NET INTEREST INCOME (I - II)**		**(40,125)**	**623,468**	**(234,651)**	**592,001**
IV.	**NET FEES AND COMMISSIONS INCOME**		**184,139**	**137,080**	**92,701**	**74,421**
4.1	Fees and commissions received		278,555	252,914	144,557	135,436
4.1.1	Cash loans		18,176	33,586	9,990	29,841
4.1.2	Non-cash loans		27,578	31,521	13,086	14,403
4.1.3	Other		232,801	187,807	121,481	91,192
4.2	Fees and commissions paid		(94,416)	(115,834)	(51,856)	(61,015)
4.2.1	Cash loans		(4,263)	(9,594)	(2,057)	(8,674)
4.2.2	Non-cash loans		(158)	(145)	(76)	(57)
4.2.3	Other		(89,995)	(106,095)	(49,723)	(52,284)
V.	**DIVIDEND INCOME**		**54**	**3,102**	**54**	**2,938**
5.1	Trading securities		-	-	-	-
5.2	Available-for-sale securities		54	3,102	54	2,938
VI.	**NET TRADING INCOME/LOSS**		**307,339**	**(215,436)**	**409,014**	**(591,074)**
6.1	Profit/losses on trading account securities (Net)		198,837	110,815	114,897	75,818
6.2	Foreign exchange gains/losses (Net)		108,502	(326,251)	294,117	(666,892)
VII.	**PROFIT/LOSS FROM "HELD TO MATURITY" SECURITIES**	5.3.3	-	-	-	-
VIII.	**OTHER OPERATING INCOME**	5.3.4	**61,218**	**22,762**	**38,840**	**(8,409)**
IX.	**TOTAL OPERATING PROFIT (III+IV+V+VI+VII+VIII)**		**512,625**	**570,976**	**305,958**	**69,877**
X.	**PROVISION FOR LOAN LOSSES OR OTHER RECEIVABLES (-)**	5.3.5	**(71,663)**	**(191,474)**	**(9,479)**	**143,993**
XI.	**OTHER OPERATING EXPENSES (-)**	5.3.6	**(400,966)**	**(378,524)**	**(216,956)**	**(200,125)**
XII.	**NET OPERATING PROFIT/LOSS (IX-X-XI)**		**39,996**	**978**	**79,523**	**13,745**
XIII.	**INCOME/LOSSES FROM ASSOCIATES AND SUBSIDIARIES**	5.3.7	**23,521**	**58,269**	**6,398**	**4,795**
XIV.	**GAIN/LOSS ON NET MONETARY POSITION**		**46,161**	**8,819**	**1,781**	**(10,959)**
XV.	**PROFIT/LOSS BEFORE TAXES (XII+XIII+XIV)**		**109,678**	**68,066**	**87,702**	**7,581**
XVI.	**PROVISION FOR TAXES ON INCOME (-)**		**5,000**	**(14,890)**	-	**(1,365)**
XVII.	**NET OPERATING PROFIT/LOSS AFTER TAXES (XV-XVI)**		**114,678**	**53,176**	**87,702**	**6,216**
XVIII.	**EXTRAORDINARY INCOME/EXPENSE AFTER TAXES**	5.3.8	-	-	-	-
18.1	Extraordinary net income/expense before taxes		-	-	-	-
18.1.1	Extraordinary income		-	-	-	-
18.1.2	Extraordinary expense (-)		-	-	-	-
18.2	Provision for taxes on extraordinary income		-	-	-	-
XIX.	**NET PROFIT/LOSS (XVII+XVIII)**	5.3.9	**114,678**	**53,176**	**87,702**	**6,216**
	EARNINGS PER SHARE (full TL amount per TL'000 face value each)		**140**	**71**	**105**	**8**

Garanti Bankası Anonim Şirketi

it of Changes in Shareholders' Equity

-Month Period Ended 30 June 2003

'urkish Lira as restated for the effects of
quivalent purchasing power as of 30 June 2003)

EMENT OF CHANGES IN REHOLDERS' EQUITY	Footnotes	Paid-In Capital	Capital reserves from Inflation Adjustments to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Profit/(Loss)	Prior Period Profit/(Loss)	Revaluation Fund	Revaluation Surplus	Securities Value Increase Fund	Total
ERIOD - 2002															
beginning of period (1/1/2002)		750,000	2,065,871	-	-	280,245	-	-	47,365	-	(1,370,400)	2,121	-	-	1,775,202
or period adjustments on the opening t		-	-	-	-	-	-	-	-	-	(59,998)	-	-	-	(59,998)
alances at beginning of period		750,000	2,065,871	-	-	280,245	-	-	47,365	-	(1,430,398)	2,121	-	-	1,715,204
ion of prior periods losses		-	(1,154,392)	-	-	(280,245)	-	-	(47,365)	-	1,482,002	-	-	-	-
ring the period															
for-sale" securities / equity shares		-	-	-	-	-	-	-	-	-	-	-	-	15,813	15,813
e gains/losses		-	-	-	-	-	-	-	-	-	-	-	-	15,813	15,813
edges		-	-	-	-	-	-	-	-	-	-	-	-	-	-
e gains/losses		-	-	-	-	-	-	-	-	-	-	-	-	-	-
hange differences		-	(3)	-	-	-	-	-	315	-	-	-	-	-	312
for-sale" securities		-	-	-	-	-	-	-	-	-	-	-	-	-	-
to net profit		-	-	-	-	-	-	-	-	-	-	-	-	-	-
edges		-	-	-	-	-	-	-	-	-	-	-	-	-	-
to net profit		-	-	-	-	-	-	-	-	-	-	-	-	-	-
to net assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
period profit		-	-	-	-	-	-	-	-	137,194		-	-	-	137,194
		-	-	-	-	-	-	-	-	-	-	-	-	-	-
to legal reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	-
share certificates		41,748	9,856	-	-	-	-	-	-	-	(51,604)	-	-	-	-
increment		-	-	-	-	-	-	-	-	-	-	-	2,411	-	2,411
end of period (31/12/2002)		791,748	921,332	-	-	-	-	-	315	137,194	-	2,121	2,411	15,813	1,870,934
T PERIOD - 30.06.2003															
beginning of period (1/1/2003)		791,748	921,332	-	-	-	-	-	315	-	137,194	2,121	2,411	15,813	1,870,934
ring the period															
for-sale" securities / equity shares	5.5.1.1	-	-	-	-	-	-	-	-	-	-	-	-	7,122	7,122
e gains/losses		-	-	-	-	-	-	-	-	-	-	-	-	7,122	7,122
edges	5.5.1.2	-	-	-	-	-	-	-	-	-	-	-	-	-	-
e gains/losses		-	-	-	-	-	-	-	-	-	-	-	-	-	-
hange differences	5.5.1.3	-		-	-	-	-	-	(1,090)	-	-	-	-	-	(1,090)
for-sale" securities		-	-	-	-	-	-	-	-	-	-	-	-	-	-
to net profit		-	-	-	-	-	-	-	-	-	-	-	-	-	-
edges		-	-	-	-	-	-	-	-	-	-	-	-	-	-
to net profit		-	-	-	-	-	-	-	-	-	-	-	-	-	-
to net assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
period profit		-	-	-	-	-	-	-	-	114,678		-	-	-	114,678
	5.5.3	-	-	-	-	-	-	-	-	-	-	-	-	-	-
to legal reserves	5.5.4	-	-	-	-	-	-	-	-	-	-	-	-	-	-
share certificates	5.5.5	30,290	(585)	-	-	-	-	-	-	-	(29,705)	-	-	-	-
increment		-	-	-	-	-	-	-	-	-	-	6,251	345	-	6,596
end of period (30/06/2003)		822,038	920,747	-	-	-	-	-	(775)	114,678	107,489	8,372	2,756	22,935	1,998,240

(Convenience Translation of Financial Statements Originally Issued in Turkish - See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

Statement of Cash Flows

For the Six-Month Period Ended 30 June 2003

(Billions of Turkish Lira as restated for the effects of *inflation in equivalent purchasing power as of 30 June 2003*)

	STATEMENT OF CASH FLOWS	Footnotes	CURRENT PERIOD 30 June 2003	PRIOR PERIOD 30 June 2002
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	**1.1. Operating profit before changes in operating assets and liabilities**		**553,624**	**642,110**
1.1.1	Interest received		1,501,339	1,945,452
1.1.2	Interest paid		(1,093,064)	(1,289,469)
1.1.3	Dividend received		23,575	61,371
1.1.4	Fees and commissions received		184,139	137,080
1.1.5	Other income		260,055	133,577
1.1.5	Collections from previously written off loans and other receivables		-	-
1.1.6	Payments to personnel and service suppliers		(350,931)	(319,353)
1.1.7	Taxes paid		-	-
1.1.8	Extaordinary items		-	-
1.1.9	Other	5.6.1	28,511	(26,548)
1.2	**Changes in operating assets and liabilities**		**(1,770,976)**	**(290,308)**
1.2.1	Net increase (decrease) in trading securities		614,429	878,388
1.2.2	Net increase (decrease) in due from banks and other financial institutions		(136,164)	(138,430)
1.2.3	Net increase (decrease) decrease in loans		468,192	(177,061)
1.2.4	Net increase (decrease) in other assets		208,578	149,232
1.2.5	Net increase (decrease) in bank deposits		381,096	(360,337)
1.2.6	Net increase (decrease) in other deposits		(2,156,438)	698,257
1.2.7	Net increase (decrease) in funds borrowed		(998,936)	(1,268,217)
1.2.8	Net increase (decrease) in matured payables		-	-
1.2.9	Net increase (decrease) in other liabilities	5.6.1	(151,734)	(72,140)
I.	**Net cash provided from banking operations**		**(1,217,352)**	**351,802**
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash used in investing activities**		**14,018**	**(911,098)**
2.1	Cash paid for purchase of investments, associates and subsidiaries		(158,215)	(57,011)
2.2	Cash obtained from sale of investments, associates and subsidiaries		1,245	19,328
2.3	Fixed assets purchases		(55,628)	(29,774)
2.4	Fixed assets sales		33,102	44,161
2.5	Cash paid for purchase of investments available for sale		(774,478)	-
2.6	Cash obtained from sale of investments available for sale		-	-
2.7	Cash paid for purchase of investment securities		967,992	(887,803)
2.8	Cash obtained from sale of investment securities		-	-
2.9	Extraordinary items		-	-
2.10	Other		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash used in financing activities**		**(614)**	**(4,358)**
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Capital increase		-	-
3.4	Dividends paid		-	-
3.5	Payments for finance leases		(614)	(4,358)
3.6	Extraordinary items		-	-
3.7	Other	5.6.1	-	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**	5.6.1	**108,502**	**(326,251)**
V.	**Net increase (decrease) in cash and cash equivalents (I+II+III+IV)**		**(1,095,446)**	**(889,905)**
VI.	**Cash and cash equivalents at beginning of period**		**1,915,663**	**3,658,866**
VII.	**Cash and cash equivalents at end of period (V+VI)**	5.6.4	**820,217**	**2,768,961**

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

2 General Information about the Bank

2.1 Activities of the Bank

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 305 domestic branches, three foreign branches and five representative offices abroad. The Bank's head office is located in Istanbul.

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Operating attorneyship, insurance agency, brokerage and freight businesses in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealling with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than above stated beneficial to the Bank, it is suggested in general meeting, and launching the related project depends on the decision taken during the General Assembly which results the change in Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. The main sources for lendings to customers are deposits. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

2.2 Holding company and group

Doğuş Holding AŞ currently owns 55.08% shares of the Bank. Group of companies owned by Doğuş Holding AŞ is named as the Doğuş Group (the Group).

Doğuş Group was established in 1951 as a construction and contracting firm. Today it is operating in a variety of businesses consisting of financial services, automotive, food, tourism and service sectors with more than 16,000 employees.

The Group is the exclusive distributor of the Volkswagen/Audi and Porsche, Seat, Saab, Scania, Jeeves International, Armani, Gucci brands in Turkey.

In the construction sector, the Group has an important role in projects such as Araklı-Iyidere, Cukurova, Sinop-Boyabat, Asilah-Tanger motorways, Yusufeli and Aslancık dams.

The Group is the leading importer of passenger and lcv cars in Turkey and has tourism investments such as Sheraton Voyager, Club Aldiana, Paradise Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Bodrum, Antalya.

The investments of the Group in the financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Sigorta AŞ, Garanti Emeklilik AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Ödeme Sistemleri AŞ, Garanti Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

3 Accounting policies

3.1 Disclosures on presentation principles

The Bank keeps its accounting records and prepares its financial statements and the related footnotes in accordance with accounting and valuation standards as described in Article 13 of "Accounting and Recording Rules" of the Turkish Banking Law no.4389, and "Regulation on Accounting Standards" published by the Banking Regulation and Supervision Agency (BRSA) which has been in effect since 1 October 2002.

The accompanying unconsolidated financial statements are prepared in accordance with the historical cost basis as adjusted for the effects of inflation on Turkish Lira based on the conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute of Statistics at the balance sheet date except for trading securities, investment securities available for sale, investments, associates and subsidiaries quoted on Istanbul Stock Exchange and assets held for resale which are presented on a fair value basis.

Balances for the six-month period ended 30 June 2002, are restated for the changes in the general purchasing power of Turkish Lira (TL) as of 30 June 2003.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Forwards, options and other derivative transactions

According to Article 1 of the "Regulation on Accounting Standards", Accounting Standard for Financial Instruments; forward purchase/sale and swap agreements other than the hedging deals, are classified as trading transactions. Although, the trading transactions are required to be valued at their fair values, as there are no reliable forward market rates, as in prior periods, the forward contracts are valued on a straight-line accrual basis in the current period.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

There are no derivative transactions separated from the main contracts or made for hedging purposes.

3.3 Netting of financial instruments

In cases where the fair values of trading securities, investment securities available-for-sale, securities quoted at the Istanbul Stock Exchange, associates and subsidiaries are under their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

The Bank provides specific allowances for loan and other receivables in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. The allowances are recorded under "Loans" as negative balances on the assets side.

Otherwise, the financial assets and liabilities are netted off only for the cases legally applicable.

3.4 Interest income and expenses

Interest income and expenses are recorded on an accrual basis of accounting. Currency differences of foreign currency-indexed loans and securities are recorded under interest income if they are positive but under foreign exchange losses if negative. The interest income accruals on non-performing loans are, not recognised as income until collection.

3.5 Fees and commissions

Fees and commissions received and paid, other fees and commissions paid to financial institutions, incomes derived from agreements and asset purchases from third parties are recognized as income only when collected.

3.6 Trading securities

Trading securities are valued at their fair values and gain/loss arising is recorded in the statement of operations. However, securities for which fair values could not be determined reliably are valued using discounting method with internal rate of return. Interest income derived from the trading securities are included in interest income, in case of sale before maturity, all the gain/losses are recorded under trading account income/loss.

3.7 Repurchase and resale agreements

Securities sold under repurchase agreements are recorded on the balance sheet since 1 February 2002 in accordance with the changes in the Uniform Chart of Accounts for Banks in compliance with the Letter issued by the BRSA, BDDK.DZM.2/13-1382. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. Funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "Money Market Securities" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.8 Investment securities held-to-maturity, investment securities available for sale and originated loans and receivables

Held-to-maturity securities are financial assets with fixed maturities and pre-determined payment schedules that the Bank has the intent and ability to hold until maturity, excluding originated loans and receivables.

Investment securities available-for-sale, are financial assets other than securities held for trading purposes, securities held-to-maturity and originated loans and receivables

Originated loan and receivables are financial assets raised by the Bank providing money, commodity and services to debtors.

Securities are recorded at their purchase costs including the transaction costs. Subsequently, the investment securities available-for-sale are valued at their fair values. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the statement of operations. Held-to-maturity securities are recorded using discounting method with internal rate of return after deducting impairments, if any.

There are no financial assets that are not allowed to be classified as investment securities held-to-maturity due to any violations in applications.

Interest earned on investment securities held-to-maturity are recognized as interest income.

Purchase and sale transactions of investment securities held-to-maturity are accounted at delivery dates.

Before the "Regulation on Accounting Standards" come into force, the Bank used to account for investment securities held-to-maturity in compliance with the "Uniform Chart of Accounts for Banks."

3.9 Originated loans and receivables and specific provisions

Originated loans and receivables are recorded at their purchase costs and valued using discounting method with internal rate of return in the subsequent periods.

The Bank provides allowances for non-performing loans that are deducted from the current period profit. The provisioning is provided by the Bank's management against potential losses that may arise in the future and based on the quality of the loan portfolio and potential risk factors including, economic and other related factors.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

The Bank provides specific allowances for loans in Groups III, IV and V and general provision for other cash and non-cash loans in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables as described in Paragraph 11 of Article 3 and Paragraph 12 of Article 11 of the Turkish Banking Law no.4389 as amended by Act No.4672 as published in the Official Gazette no.24448 dated 30 June 2001, and in accordance with the amendment to the above regulation as republished in the Official Gazette no.24657 dated 31 January 2002.

The allowances are released from the statement of operations through credit entries to "provision for loan losses or other receivables" for the current period allowances released, and credited to "other operating income" for the prior period allowances recovered.

3.10 Goodwill and other intangible assets

The Bank's intangible assets consist of pre-operating expenses.

The cost of the intangible assets are restated from the purchasing dates to the balance sheet date and amortised over the estimated useful lives on a straight-line basis.

Estimated useful lives of the Bank's intangible assets are 5-10 years, and amortisation rates are 10-20 %.

3.11 Tangible assets

The cost of the tangible assets is restated from the purchasing dates to the balance sheet date. The effects of revaluation made according to the related legislation, is reversed before restatements. The tangible assets are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. For the cases where the restated values of the tangible assets are higher than their fair values, a provision for impairment is allocated for the excesses over the fair values in accordance with materiality and prudence principles.

Sale income/losses on the tangible assets are calculated as the difference between the net restated value and the net sales revenue and recorded in the statement of operations or under the shareholders equity for transfers to paid-in capital.

Maintenance and repair costs are recorded as expense.

There are no restrictions like pledges, mortgages or any other restriction on tangible assets.

In accounting estimates, there are no changes expected to be influential in the current or subsequent periods.

Depreciation rates and estimated useful lives are:

Tangible assets	Estimated useful lives (years)	Depreciation rates (%)
Buildings	50	2
Vault	20-50	2-5
Motor vehicles	5-7	15-20
Other tangible assets	4-20	5-25

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

3.12 Leasing activities

The maximum period of leasing agreements is 4 years. Leased assets are recognized by recording an asset and liability. In determination of asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

Depreciation is calculated in compliance with the same principle as for the tangible assets.

In cases where impairments incur on leased assets or the expected future benefits of the assets are lower than their restated values, the book values of such leased assets are reduced to their net realizable values.

In operating leases, the rent payments are charged to the statement of operations in equal instalments.

3.13 Provisions and Contingencies

Provision requirements other than the specific and general provisions for loans and other receivables are assessed in compliance with the statement no.8 "Accounting Standard for Allowances, Contingent Liabilities and Assets" of the "Regulation on Accounting Standards".

3.14 Commitments for personnel rights

Personnel rights are accounted in compliance with the statement no.10, "Accounting Standard on Bank's Personnel Rights" of the "Regulation on Accounting Standards".

No provision is allocated in the accompanying financial statements for the Bank's Pension Fund (the Fund), "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı". There have not been any payments made by the Bank to this institution in order to cover its deficits. The Bank management believes that this institution is capable of meeting its liabilities without the Bank's support.

Actuary audit has been finalised in compliance with the statement no.10 of the "Regulation on Accounting Standards" for Retirement Trust Fund founded under Social Security Law no. 506, the temporary clause 20. According to actuary audit report, the actuary excess of the Fund amounted to TL 5,452 billion as of 31 December 2002.

3.15 Taxation

In case there is a taxable profit in the current period based on the results of the Bank's operations, necessary tax provisions are set aside in accordance with the corporate tax legislation.

Deferred tax assets and liabilities are recognized, using the liability method, on all taxable temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except for differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

Corporate tax rate has decreased to 30%, by abolishing 10% fund share on corporate tax in accordance with the "Regulation on Amendments to Some Regulations" as described in temporary Article 1 of Act No.4842 as published in the Official Gazette dated 24 April 2003. The corporate tax liability is required to be paid in one instalment within the time frame of preparation of Annual Tax Return.

In accordance with the above change in tax legislation, starting from the second quarter of 2003, prepaid tax will be paid on the tax base calculated on the quarterly earnings of the companies at the rate of 30% as increased from 25%. These payments can be deducted from the annual corporate tax calculated for the whole year earnings.

3.16 Funds borrowed

The Bank generates funds from domestic and foreign sources. The funds from foreign sources are mainly in the form of syndications and securitizations. The funds received are recorded at their purchase costs and valuated by the discounting method with internal rate of return.

There are no convertible bonds or any other securities issued.

3.17 Paid-in capital and treasury stocks

Operation costs related to issue of share certificates are deducted from the shareholders' equity.

3.18 Acceptances

Acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts, if any.

3.19 Government incentives

As of 30 June 2003, the Bank does not have any government incentives or aids.

3.20 Segment reporting

This footnote will be prepared from 1 April 2004.

4 Financial position and results of operations

4.1 Strategy for financial instruments and foreign currency operations

4.1.1 Strategy for financial instruments

The liability side of the Bank's balance sheet is intensively composed of short-term deposits in parallel with the general trend in the banking sector. In addition to deposits, the Bank has access to longer-term borrowings via the foreign currency borrowings in abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank is keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The Bank's widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are some of effective tools in the realisation of this strategy. For this purpose, serving customers new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in the management of the interest and liquidity risk on balance sheet, is product diversification both on asset and liability sides.

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

4.1.2 Foreign currency operations

Foreign exchange gains and losses arising from foreign currency operations are recorded at transaction dates. At the end of the period, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss.

In the currency conversion of the financial statements of the Bank's foreign branches, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for statement of operations. All foreign currency differences arising from this convertion, are classified to profit reserves under the shareholders' equity.

Foreign currency differences arising from the conversion of foreign currency investments, associates and subsidiaries into Turkish Lira are posted to the statement of operations as foreign exchange gain/loss.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

The Bank revalues the foreign currency-indexed government securities acquired at "Debt Swap" in 2001 by the discounting method with internal rate of return and fixes the foreign currency evaluations two days before the balance sheet date, as stated by The Ministry of State in charge of the Treasury, and records the evaluations to financial statements based on the ten days' average of Central Bank's foreign currency exchange rates before the balance sheet date.

4.2 Capital adequacy ratio

The Bank's unconsolidated capital adequacy ratio is 14.85% as of 30 June 2003.

4.2.1 Risk measurement methods in calculation of capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette No.24657 dated 31 January 2002.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 21, paragraph (1) of "Regulation on Foundation and Operations of Banks".

The derivative financial instruments, in the calculation of their risk based values, are weighted and classified according to the related risk groups after multiplied by the rates stated in the Article 21, paragraph (2) of "Regulation on Foundation and Operations of Banks".

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

4.2.2 Capital adequacy ratio

	Risk Weights			
	0%	*20%*	*50%*	*100%*
Risk Weighted Assets, Liabilities, Off-Balance Sheet Items				
Balance Sheet Items (Net)	**4,917,190**	**422,773**	**579,091**	**6,889,123**
Cash on Hand	117,019	15,145	-	-
Due From Banks	267,255	406,299	-	39,713
Interbank Money Market Placements	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-
Reserve Deposits	951,438	-	-	-
Special Purpose Financial Institutions	-	-	-	-
Loans	853,840	631	532,946	4,238,323
Loans under Follow-Up (Net)	-	-	-	177,960
Investments, Associates and Subsidiaries	-	-	-	994,602
Miscellaneous Receivables	33	-	-	14,416
Investment Securities Held to Maturity (Net)	2,294,866	-	-	-
Advances for Assets Acquired under Financial Lease	-	-	-	-
Financial Lease Receivables	-	-	-	-
Leased Assets (Net)	-	-	-	-
Property and Equipment (Net)	-	-	-	1,271,456
Accrued Interest and Income	72,035	698	46,145	119,841
Other Assets	360,704	-	-	32,812
Off-Balance Sheet Items	**241,298**	**1,474,296**	**2,329,681**	**208,462**
Guarantees	241,298	1,465,998	687,477	206,898
Commitments	-	-	1,642,204	-
Other Off Balance Sheet-Items	-	-	-	-
Derivative Financial Instruments	-	8,298	-	1,564
Total Risk Weighted Assets	**5,158,488**	**1,897,069**	**2,908,772**	**7,097,585**

4.2.3 Summary on capital adequacy ratio

	Risk Weights	
	Current Period	**Prior Period**
Total Risk Weighted Assets (1)	9,941,448	10,379,351
Shareholders' Equity	1,476,479	1,318,844
Shareholders' Equity/Total Risk Weighted Assets (CAR (%))	14.85	12.71

(1) "Value at Risk" in the amount of TL 1,010,063 billion (31 December 2002: TL 1,179,477 billion) is included in "Total Risk Weighted Assets" in the current period.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

4.2.4 Components of shareholders' equity items

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	822,038	791,748
Nominal Capital	822,038	791,748
Capital Commitments (-)	-	-
Share Premium and Cancellation Profit	-	-
Legal Reserves	920,747	921,332
I. Legal Reserve (Turkish Commercial Code 466/1)	-	-
II. Legal Reserve (Turkish Commercial Code 466/2)	-	-
Capital Reserves From Inflation Adjustments to Paid-in Capital	920,747	921,332
Status Reserves	-	-
Extraordinary Reserves	-	-
Reserve Allocated at the General Assembly	-	-
Retained Earnings	-	-
Accumulated Losses	-	-
Profit Reserves	-775	315
Profit	222,167	137,194
Current Period Profit	114,678	137,194
Prior Period Profit	107,489	-
Loss (-)	-	-
Current Period Loss	-	-
Prior Period Loss	-	-
Total Core Capital	**1,964,177**	**1,850,589**
SUPPLEMENTARY CAPITAL		
Revaluation Fund	8,372	2,121
Movables	-	-
Immovables	2,121	2,121
Income on Sale of Equity Shares and Realestates	6,251	-
Revaluation Fund on Leasehold Improvements	-	-
Revaluation Surplus	2,756	2,411
Foreign Currency Exchange Differences	-	-
General Provisions	37,397	39,246
Provision for Possible Losses	5,000	22,295
Subordinated Loans	-	-
Securities Value Increase Fund	22,935	15,813
Associates and Subsidiaries	4,828	-
Investments Available for Sale	18,107	15,813
Securities Held for Structural Position	-	-
Total Supplemantary Capital	**76,460**	**81,886**
TIER III CAPITAL	-	-
CAPITAL	**2,040,637**	**1,932,475**
DEDUCTIONS FROM CAPITAL	**564,158**	**613,631**
Investments in Entities Operating in Financial Sectors like Money Markets, Capital Markets, Insurance under the related Special Laws	467,981	494,511
Leasehold Improvements	36,523	32,152
Pre-Operating Costs	27,245	30,562
Prepaid Expenses	32,409	56,406
Negative Difference between the Fair Values and the Carrying Values of Investments, Associates, Subsidiaries, Other Investments, Property and Equipment	-	-
Subordinated Loans Granted to Banks Operating in Turkey	-	-
Goodwill (Net)	-	-
Capitalised Expenses	-	-
TOTAL SHAREHOLDERS' EQUITY	**1,476,479**	**1,318,844**

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

4.3 Credit risk

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.4 Market risk

The Bank has defined its risk management procedures and has taken necessary precaution in order to avoid market risk, in compliance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 24312 dated 8 February 2001.

Being exposed to market risk, the Bank's Board of Directors has identified risk management strategies and policies considering the suggestions by the Executive Risk Commitee and has pursued the application of these strategies periodically. Considering the existing major risks, the Bank's Board of Directors determines and revises the risk limits, when necessary. The Board of Directors ensures that the risk management group and the executive management are taking necessary action in identifying, measuring, controlling and managing several risks.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. VaR is calculated by 3 different methods, namely historical simmulation, monte carlo simmulation and parametric method. Market risk arising from maturity mismatches of assets and liabilities is calculated through the assets-liabilities risk measurement model.

The periodical stress testing and scenario analysis support the above mentioned measurements. Traditional risk measurement methods such as cash flow projection, duration and variance analysis are also used.

The capital need for general market risk and specific risks is calculated using the standart method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

Value at Risk:

	Amount
Capital Obligation against Interest Rate Risk - Standard Method	**62,136**
General Market Risk	60,725
Specific Risk	1,411
Options Subject to Interest Rate Risk	-
Capital Obligation against Common Stock Position Risk – Standard Method	**7,568**
General Market Risk	3,916
Specific Risk	3,652
Options Subject To Common Stock Position Risk	-
Capital Obligation against Currency Risk – Standard Method	**11,101**
Capital Obligation	10,774
Capital Obligation against Options Subject to Currency Risk	327
Total Value-At-Risk – Home Model	**-**
Total Capital Obligations against Market Risk	**80,805**
Value-At-Risk Amount	**1,010,063**

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 June 2003)

4.5 Foreign currency exchange rate risk

Foreign currency open position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 30 June 2003, the Bank's net 'on balance sheet' foreign currency short position amounts to TL 129,706 billion, net 'off-balance sheet' foreign currency long position amounts to TL 13,147 billion, while net foreign currency long position amounts to TL 116,559 billion.

The Bank's foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model".

Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank are as follows:

A. The Bank's "foreign currency evaluation rate" (1 US dollar)	TL 1,398,500
B. US dollar purchase rate at the date of balance sheet and for the five days before balance sheet are:	
US dollar purchase rate at the date of balance sheet	TL 1,398,500
US dollar purchase rates for the days before balance sheet;	
Day 1	TL 1,408,000
Day 2	TL 1,408,000
Day 3	TL 1,420,000
Day 4	TL 1,420,000
Day 5	TL 1,425,000

The arithmetical average of the Bank's US dollar purchase rates for the last 30 days before balance sheet date is TL 1,413,900 (TL'full).

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 June 2003)

Currency risk:

	Euro	US$	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	217,436	134,749	73	9,256	361,514
Due From Banks and Other Financial Institutions	240,059	185,847	3,215	8,075	437,196
Trading Securities	89,041	529,339	-	868	619,248
Investment Securities Available-for-Sale	161,446	813,616	-	-	975,062
Loans	698,870	2,887,390	749	124,764	3,711,773
Investments, Associates and Subsidiaries	219,831	40,447	-	4,491	264,769
Investment Securities Held-to-Maturity	84,538	3,646,301	-	-	3,730,839
Property and Equipment	-	230	-	2,474	2,704
Goodwill	-	-	-	-	-
Other Assets	51,392	911,914	9	3,283	966,598
Total Assets	***1,762,613***	***9,149,833***	***4,046***	***153,211***	***11,069,703***
Liabilities					
Bank Deposits	76,625	340,608	-	14,682	431,915
Foreign Currency Deposits	2,262,120	5,324,985	7,213	190,517	7,784,835
Other Fundings	110,718	2,353,889	420	3,967	2,468,994
Securities Issued	-	-	-	-	-
Miscellaneous Payables	979	4,673	-	54	5,706
Other Liabilities	72,532	406,109	837	28,481	507,959
Total Liabilities	***2,522,974***	***8,430,264***	***8,470***	***237,701***	***11,199,409***
Net 'On Balance Sheet' Position	***-760,361***	***719,569***	***-4,424***	***-84,490***	***-129,706***
Net 'Off-Balance Sheet' Position	***759,383***	***-844,339***	***3,210***	***94,893***	***13,147***
Derivative Assets	926,271	289,017	17,082	177,084	1,409,454
Derivative Liabilities	166,888	1,133,356	13,872	82,191	1,396,307
Prior Period					
Total Assets	***1,969,519***	***11,508,719***	***8,317***	***323,744***	***13,810,299***
Total Liabilities	***3,433,631***	***10,415,311***	***10,734***	***259,341***	***14,119,017***
Net ' On Balance Sheet' Position	***-1,464,112***	***1,093,408***	***-2,417***	***64,403***	***-308,718***
Net 'Off-Balance Sheet' Position	***1,458,837***	***-1,354,729***	***2,153***	***-60,690***	***45,571***

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 June 2003)

4.6 Interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Management meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset-liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is studied monthly.

During the daily VaR calculations, the interest rate risks of the Bank's TL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates":

Current Period	Upto 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	282,181	-	-	-	-	117,238	399,419
Due From Banks and Other Financial Institutions	323,726	5,008	1,679	24,097	-	91,502	446,012
Trading Securities	4,053	569,892	7,612	110,169	218,939	4,229	914,894
Investment Securities Available-for-Sale	-	318,947	38,660	614,977	958,504	52,104	1,983,192
Loans	1,905,952	430,530	812,932	608,411	1,867,915	-	5,625,740
Investment Securities Held-to-Maturity	69,556	535,672	3,034,701	236,716	744,890	-	4,621,535
Other Assets	951,438	-	-	-	-	902,928	4,862,542
Total Assets	**3,536,906**	**1,860,049**	**3,895,584**	**1,594,370**	**3,790,248**	**1,168,001**	**18,853,334**
Liabilities							
Bank Deposits	718,956	44,564	7,490	4,000	-	23,244	798,254
Other Deposits	2,424,434	5,134,220	1,115,765	165,433	223,080	3,037,290	12,100,222
Securities Issued	-	-	-	-	44,951	-	44,951
Other Fundings	-	-	-	-	-	-	-
Miscellaneous Payables	946,592	395,314	1,015,018	475,016	255,387	-	3,087,327
Other Liabilities	685	815	1,065	829	6,547	755,202	2,822,580
Total Liabilities	**4,090,667**	**5,574,913**	**2,139,338**	**645,278**	**529,965**	**3,815,736**	**18,853,334**
On Balance Sheet Interest Sensitivity Shortage	**-553,761**	**-3,714,864**	**1,756,246**	**949,092**	**3,260,283**	**-2,647,735**	-
Off-Balance Sheet Interest Sensitivity Shortage	-	-	-	-	-	-	-
Total Interest Sensitivity Shortage	**-553,761**	**-3,714,864**	**1,756,246**	**949,092**	**3,260,283**	**-2,647,735**	-

Items without any specific maturity are directly included in 'total' column .

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 June 2003)

Average interest rates on monetary financial instruments:

Current Period	Euro	US$	Yen	TL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	2.03	1.20	-	-
Due From Banks and Other Financial Institutions	3.21	4.12	-	44.67
Trading Securities	9.31	7.26	-	51.54
Investment Securities Available-for-Sale	9.85	9.11	-	51.92
Loans	7.42	7.61	-	60.75
Investment Securities Held-to-Maturity	9.06	6.01	-	46.02
Liabilities				
Bank Deposits	4.42	3.70	-	38.69
Other Deposits	2.63	2.41	-	34.53
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	4.59	3.51	-	39.92

Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates":

Prior Period	Upto 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,025,741	-	-	-	-	198,080	1,223,821
Due From Banks and Other Financial Institutions	409,770	177,736	18,322	3,410	-	101,575	710,813
Trading Securities	8,301	828,563	58,532	486,427	138,823	8,677	1,529,323
Investment Securities Available-for-Sale	830	145,000	-	94,172	937,786	27,147	1,204,935
Loans	1,341,753	632,314	820,858	1,208,367	2,031,048	-	6,034,340
Investment Securities Held-to-Maturity	329,517	442,368	4,123,659	97,367	596,616	-	5,589,527
Other Assets	1,077,462	-	-	-	-	1,458,148	5,515,031
Total Assets	**4,193,374**	**2,225,981**	**5,021,371**	**1,889,743**	**3,704,273**	**1,793,627**	**21,807,790**
Liabilities							
Bank Deposits	355,225	71,412	381	476	-	25,308	452,802
Other Deposits	3,452,241	7,401,649	303,816	157,335	37,130	2,904,489	14,256,660
Securities Issued	-	-	-	-	-	52,252	52,252
Other Fundings	-	-	-	-	-	-	-
Miscellaneous Payables	1,196,684	197,754	1,584,125	771,307	300,749	-	4,050,619
Other Liabilities	3,632	2,578	2,057	1,844	1,178	890,757	2,995,457
Total Liabilities	**5,007,782**	**7,673,393**	**1,890,379**	**930,962**	**339,057**	**3,872,806**	**21,807,790**
On Balance Sheet Interest Sensitivity Shortage	**-814,408**	**-5,447,412**	**3,130,992**	**958,781**	**3,365,216**	**-2,079,179**	-
Off-Balance Sheet Interest Sensitivity Shortage	-	-	-	-	-	-	-

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

Average interest rates on monetary financial instruments:

Prior Period	**Euro**	**US$**	**Yen**	**TL**
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3.06	1.41	-	39.02
Due From Banks and Other Financial Institutions	4.13	1.93	-	46.04
Trading Securities	7.40	6.10	-	47.70
Investment Securities Available-for-Sale	7.80	10.20	-	49.40
Loans	7.51	8.34	-	67.53
Investment Securities Held-to-Maturity	8.90	5.30	3.50	54.70
Liabilities				
Bank Deposits	7.50	3.30	-	42.70
Other Deposits	3.00	2.33	-	45.75
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	5.76	3.98	-	51.68

4.7 Liquidity risk

In order to avoid the liqudity risk, the Bank diverts funding sources as customer deposits and foreign borrowings, looks after the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity sources.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

Maturity analysis of assets and liabilities (according to remaining maturities):

	Demand	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Total
Current Period						
Assets						
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	399,419	-	-	-	-	399,419
Due From Banks and Other Financial Institutions	415,228	5,008	1,679	24,097	-	446,012
Trading Securities	8,282	146,497	7,612	119,184	633,319	914,894
Investment Securities Available-for-Sale	52,104	36,937	38,660	614,977	1,240,514	1,983,192
Loans	1,905,952	430,530	812,932	608,411	1,867,915	5,625,740
Investment Securities Held-to-Maturity	1,033	38,907	78,631	1,890,421	2,612,543	4,621,535
Other Assets	1,059,218	21,207	31,939	129,845	612,157	4,862,542
Total Assets	***3,841,236***	***679,086***	***971,453***	***3,386,935***	***6,966,448***	***18,853,334***
Liabilities						
Bank Deposits	742,200	44,564	7,490	4,000	-	798,254
Other Deposits	5,461,724	5,134,220	1,115,765	165,433	223,080	12,100,222
Other Fundings	946,592	395,314	1,015,018	475,016	255,387	3,087,327
Securities Issued	-	-	-	-	-	-
Miscellaneous Payables	-	-	-	-	44,951	44,951
Other Liabilities	251,391	108,246	139,251	26,557	239,698	2,822,580
Total Liabilities	***7,401,907***	***5,682,344***	***2,277,524***	***671,006***	***763,116***	***18,853,334***
Net Liquidity Shortage	***-3,560,671***	***-5,003,258***	***-1,306,071***	***2,715,929***	***6,203,332***	-
Prior Period						
Total Assets	***4,794,400***	***1,222,606***	***1,691,260***	***2,193,996***	***8,926,107***	***21,807,790***
Total Liabilities	***8,099,075***	***8,141,054***	***1,440,438***	***1,375,676***	***658,136***	***21,807,790***
Net Liquidity Shortage	***-3,304,675***	***-6,918,448***	***250,822***	***818,320***	***8,267,971***	-

Items without any specific maturity are directly included in 'total' column.

4.8 Fair values of financial assets and liabilities

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.9 Transactions carried out on behalf of customers, items held in trust

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.10 Disclosure on operations

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5 Disclosures and footnotes on unconsolidated financial statements

5.1 Assets

5.1.1 Balances with the Central Bank of Turkey

	Current Period	Prior Period
Unrestricted Demand Deposits	265	149
Unrestricted Time Deposits	266,990	1,025,739
Total	**267,255**	**1,025,888**

5.1.2 Further information on trading securities (presented in net value)

5.1.2.1 Trading securities given as collateral or blocked

	Current Period		Prior Period	
	TL	FC	TL	FC
Common Stocks	-	-	-	-
Bonds, Treasury Bills and Similar Investment Securities	-	-	15,566	-
Other	-	-	-	-

5.1.2.2 Trading securities subject to repurchase agreements

	Current Period		Prior Period	
	TL	FC	TL	FC
Government Bonds	-	303,095	-	98,465
Treasury Bills	-	-	-	177,747
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	-	-	-
Asset Backed Securities	-	-	-	-
Other	-	-	-	-

5.1.3 Due from foreign banks

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.4 Receivables from reverse repurchase agreements

None.

5.1.5 Investment securities available-for-sale

5.1.5.1 Investment securities available-for-sale

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.1.5.2 Details of investment securities available-for-sale

	Current Period	Prior Period
Debt Securities	**1,934,418**	**1,180,892**
Quoted at Stock Exchange	694,343	273,176
Not Quoted at Stock Exchange	1,240,075	907,716
Common Stocks	**49,965**	**29,013**
Quoted at Stock Exchange	11,562	17,028
Not Quoted at Stock Exchange	38,403	11,985
Impairment Losses (-)	**-1,191**	**-4,970**
Total	**1,983,192**	**1,204,935**

5.1.5.3 Collateralized investment securities available-for-sale

None.

5.1.5.4 Disclosure for collateralized/blocked investment securities available-for-sale

None.

5.1.5.5 Investment securities available for sale subject to repurchase agreements

	Current Period		Prior Period	
	TL	FC	TL	FC
Government Bonds	220,367	452,761	-	308,882
Treasury Bills	-	-	-	-
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	-	-	-
Asset Backed Securities	-	-	-	-
Others	-	-	-	-

5.1.6 Loans

5.1.6.1 Loans and advances to shareholders and employees

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	**80,606**	**179,604**	**113,205**	**182,403**
Corporates	80,606	179,604	113,205	182,403
Individuals	-	-	-	-
Indirect Lendings to Shareholders	**267,622**	**37,439**	**467,889**	**87,578**
Lendings to Employees	**12,103**	**-**	**12,212**	**-**
Other	**-**	**-**	**-**	**-**

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.1.6.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Loans	**5,441,041**	**-**	**121,683**	**63,016**
Discounted Bills	21,006	-	-	-
Export Loans	1,029,759	-	112,229	52,554
Import Loans	752	-	-	-
Loans to Financial Sector	2,979	-	-	-
Loans to Foreign Companies	2,321,509	-	9,139	-
Consumer Loans	238,756	-	-	-
Credit Cards	1,158,602	-	-	-
Precious Metal Loans (Gold, etc...)	95,929	-	-	-
Other	571,749	-	315	10,462
Specialization Loans	**-**	**-**	**-**	**-**
Other Receivables	**2,282,342**	**-**	**-**	**-**

5.1.6.3 Maturity analysis of cash loans

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.6.4 Consumer loans

	Short-term	Medium and Long-term	Total	Accrued Interest and Income
Consumer Loans-TL	**98,488**	**18,481**	**116,969**	**3,275**
Housing Loans	11,009	5,437	16,446	391
Automobile Loans	34,371	12,797	47,168	1,102
Consumer Loans	49,481	205	49,686	1,664
Personnel Loans	3,627	42	3,669	118
Other Consumer Loans	-	-	-	-
Consumer Loans-Indexed to FC	**62,024**	**59,763**	**121,787**	**1,880**
Housing Loans	15,009	55,047	70,056	1,330
Automotible Loans	33,223	3,492	36,715	263
Consumer Loans	13,609	925	14,534	280
Personnel Loans	183	299	482	7
Other Consumer Loans	-	-	-	-
Credit Cards	**1,158,602**	**-**	**1,158,602**	**17,721**
Total Consumer Loans	**1,319,114**	**78,244**	**1,397,358**	**22,876**

5.1.6.5 Allocation of loan customers

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.1.6.6 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	3,538,028	3,065,583
Foreign Loans	2,087,712	2,968,757

5.1.6.7 Loans to investments, associates and subsidiaries

	Current Period	Prior Period
Direct Lendings	114,840	171,513
Indirect Lendings	-	-

5.1.6.8 Specific provisions for loans

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	2,129	10,471
Doubtful Loans and Receivables	41,479	-
Uncollectible Loans and Receivables	95,266	116,730

5.1.6.9 Non-performing loans(NPLs) (Net)

Non-performing loans and other receivables restructured or rescheduled:

None.

Movements in non-performing loan groups:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Balances at Beginning of Period	**134,644**	**-**	**266,158**
Additions (+)	13,537	-	2,557
Transfer from Other NPL Categories (+)	-	117,879	-
Transfer to Other NPL Categories (-)	-117,879	-	-
Collections (-)	-3,381	-17,354	-38,228
Write-offs (-)	-	-	-
Restatement Effects of Inflationary Accounting (-)	-13,466	-368	-27,265
Balances at End of Period	**13,455**	**100,157**	**203,222**
Specific Provisions (-)	-2,129	-41,479	-95,266
Net Balance on Balance Sheet	**11,326**	**58,678**	**107,956**

Non-performing loans in foreign currencies:

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 June 2003)

5.1.6.10 Liquidation policy for uncollectible loans and receivables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.7 Factoring receivables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.8 Investment securities held-to-maturity (net)

5.1.8.1 Investment securities held-to-maturity

	Current Period	Prior Period
Debt Securities	**4,621,535**	**5,589,527**
Quoted at Stock Exchange	520,151	1,541,106
Not Quoted at Stock Exchange	4,101,384	4,048,421
Impairment Losses (-)	-	-
Total	**4,621,535**	**5,589,527**

5.1.8.2 Movement of investment securities held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	**5,589,527**	**5,458,518**
Foreign Currency Differences On Monetary Assets	-66,221	38,698
Purchases during the Period	349,590	2,482,647
Disposals through Sales/Redemptions (-)	-705,147	-923,933
Impairment Losses (-)	-	-
Restatements Effects of Inflationary Accounting (-)	-546,214	-1,466,403
Balances at End of Period	**4,621,535**	**5,589,527**

5.1.8.3 Information on investment securities held-to-maturity

Current Period	Historical Costs		Valuation	
	TL	FC	TL	FC
Collateralised/Blocked Securities	182,230	1,441,810	196,958	1,480,832
Securities subject to Repurchase Agreements	227,822	474,807	249,564	484,815
Securities held for "Structural" Position	-	-	-	-
Receivable from Security Lending Market	-	-	-	-
Guarantees to Security Lending Market	-	-	-	-

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 June 2003)

Prior Period	Historical Costs		Valuation	
	TL	FC	TL	FC
Collateralised securities	203,435	1,645,822	216,241	1,907,558
Securities subject to Repurchase Agreements	302,687	499,095	319,075	503,238
Securities held for "Structural" Position	-	-	-	-
Receivable from Security Lending Market	-	-	-	-
Guarantees to Security Lending Market	-	-	-	-

Collateralized investment securities held-to-maturity:

	Current Period		Prior Period	
	TL	FC	TL	FC
Share Certificates	-	-	-	-
Bonds and Similar Securities	182,230	1,441,810	203,435	1,645,822
Other	-	-	-	-

Above securities are held for legal obligations and transaction limits.

Investment securities held-to-maturity subject to repurchase agreements:

	Current Period		Prior Period	
	TL	FC	TL	FC
Government Bonds	227,822	474,807	302,687	499,095
Treasury Bill	-	-	-	-
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	-	-	-
Asset Backed Securities	-	-	-	-
Other	-	-	-	-

Investment securities held-to-maturity held for "structural" position:

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.1.9 Investments and associates (Net)

5.1.9.1 Investments and associates

	Investment/Associate	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Bankalararası Kart Merkezi AŞ (*)	İstanbul/Turkey	10.15	10.15
2	Tansaş Perakende Mağazacılık AŞ (3)	İzmir/Turkey	25.92	68.65
3	İksir Ul. Elekt.Tic. Bilg. ve Hab. Hiz. AŞ (1)	İstanbul/Turkey	31.36	100.00
4	Volkswagen Doğuş Tüketici Finansmanı AŞ	İstanbul/Turkey	37.00	49.00
5	Doğuş Otomotiv Holding AŞ (1)	İstanbul/Turkey	18.82	100.00
6	Garanti Turizm Yatırım ve İşletmeleri AŞ (1)	İstanbul/Turkey	43.33	100.00
7	Doc Finance SA (2)	Geneve/Switzerland	29.23	100.00

	Total Assets	Shareholders' Equity	Total Property & Equipment	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	7,295	6,666	3,620	605	-	313	461	-
2	388,926	211,909	231,121	1,334	-	-28,836	-230,853	299,376
3	15,951	10,112	30	11	11	-1,288	-203,564	-
4	194,082	-9,460	3,491	22,779	708	19,168	-54,168	-
5	381,245	92,917	84,574	2,237	335	-17,270	-4,918	-
6	72,901	48,126	29,319	23	22	14,717	-73,367	-
7	114,535	6,976	19	16,347	-	-	1,128	-

(*) Inflation adjusted financial statements are not available
(1) As of 31 March 2003.
(2) As of 31 December 2002.
(3) Financial statements are as of 31 March 2003, fair value information is as of 30 June 2003.

5.1.9.2 Movement of investments and associates

	Current Period	Prior Period
Balance at Beginning of Period	**247,761**	**171,306**
Movements during the Period		
Acquisitions and Participations in Capital Increases	-	149,587
Bonus Shares Received	-	-
Dividends from Current Year Profit	-	150
Sales (-)	-	-
Reclassifications	-	1,671
Difference between Market Values and Inflation-Adjusted Values	-7,788	-33,145
Effect of Difference betweeen Devaluation and Inflation Rates on Investments in Foreign Currencies	-1,100	-1,786
Impairment Losses (-)	-6,578	-40,022
Balance at End of Period	**232,295**	**247,761**
Capital Commitments	-	-

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 June 2003)

Valuation methods of investments and associates:

Investments and Associates	Current Period	Prior Period
Valued at Inflation-Adjusted Historical Costs	133,836	130,318
Valued at Fair Value	77,605	85,394
Valued by Equity Method of Accounting	20,854	32,049

Sectoral distribution of investments and associates:

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

Quoted investments and associates:

Investments and Associates	Current Period	Prior Period
Quoted at Domestic Stock Exchange	77,605	85,394
Quoted at International Stock Exchanges	-	-

Investments and associates sold during the current period

None.

Investments and associates acquired during the current period

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.1.10 Subsidiaries (Net)

5.1.10.1 Subsidiaries

	Subsidiary	Address (City/ Country)	Bank's Share- If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Lasaş Lastik San.Ve Tic.AŞ	İstanbul/Turkey	99.99	99.99
2	Garanti Bilişim Teknolojisi Ve Tic. AŞ	İstanbul/Turkey	100.00	100.00
3	Petrotrans Nakliyat Ticaret AŞ (*)	İstanbul/Turkey	99.60	99.60
4	Ana Konut Danışmanlık AŞ	İstanbul/Turkey	100.00	100.00
5	Doğuş Hava Taşımacılığı AŞ	İstanbul/Turkey	96.49	100.00
6	Garanti Ödeme Sistemleri AŞ (*)	İstanbul/Turkey	99.92	100.00
7	Doğuş İnsan Gücü AŞ (1)	İstanbul/Turkey	64.10	100.00
8	Doğuş Hiz. Yön. Ve Org. Danış. AŞ (*)	İstanbul/Turkey	89.00	100.00
9	Doğuş Turizm Sağlık Yat. İşlt. Tic. AŞ	İstanbul/Turkey	100.00	100.00
10	Sititur Turizm Taşımacılık Org. AŞ	İstanbul/Turkey	99.82	100.00
11	Galata Araştırma Yayıncılık Tanıtım Ve Bilişim Teknoloji Hizmetleri AŞ	İstanbul/Turkey	100.00	100.00
12	Şahintur Şahinler Otelcilik Turz.Yat.İşl.AŞ	Aydin/Turkey	100.00	100.00
13	Konaklı Turizm Temizlik Taşımacılık Org. Bilgisayar Danışmanlık Yapı Ve Tic. AŞ	İstanbul/Turkey	99.97	100.00
14	Voyager Mediterranean Turizm End.ve Tic.AŞ (2)	İstanbul/Turkey	77.00	100.00
15	Garanti Finansal Kiralama AŞ	İstanbul/Turkey	94.10	98.93
16	Garanti Faktoring Hiz.AŞ	İstanbul/Turkey	55.41	81.84
17	Garanti Yatırım Menkul Kıymetler AŞ	İstanbul/Turkey	100.00	100.00
18	Garanti Portföy Yönetimi AŞ	İstanbul/Turkey	100.00	100.00
19	Garanti Sigorta AŞ	İstanbul/Turkey	100.00	100.00
20	Garanti Emeklilik AŞ	İstanbul/Turkey	99.36	100.00
21	Garanti Gayrimenkul Yatırım Ortaklığı AŞ	İstanbul/Turkey	50.98	50.98
22	Garanti Bank International NV	Amsterdam/Holland	100.00	100.00
23	Bosphorus Financial Services Ltd	Valetta/Malta	99.99	100.00
24	Garanti Bank Moscow	Moscow/Russia	78.35	99.85
25	Instruments Finance Company	Cayman Islands	100.00	100.00
26	Garanti Financial Services Plc	Dublin/Ireland	99.99	100.00
27	Garanti Fund Management Co. Ltd	Valetta/Malta	99.99	100.00
28	IOB Bank Offshore Ltd.	Girne / Northern Cyprus	100.00	100.00

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 June 2003)

	Total Assets	Shareholders' Equity	Total Property & Equipment	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	44,861	41,696	38,961	7	-	-3,263	-1,648	-
2	7,861	3,762	1,545	228	222	140	-84,582	-
3	271	-66	-	10	-	-109	-211	-
4	301,714	287,150	281,016	36	-	-17,079	-39,294	-
5	14,651	14,294	2	2	-	9	-103,031	-
6	1,881	866	202	-	168	467	-	-
7	1,169	100	206	46	17	-	1,218	-
8	1,184	1,149	40	-	4	-15	1,132	-
9	166,945	166,934	159,754	30	-	-384	3,917	-
10	78,285	78,232	74,251	2	-	-1,610	-46,709	-
11	159	66	143	-	-	-3	-214	-
12	5,814	5,796	5,298	87	87	-43	-2,174	-
13	10,266	10,199	9,552	-	-	-225	-5,011	-
14	212,737	211,075	169,017	129	-	40,349	57,240	-
15	340,995	124,551	16,007	28,084	41	54,568	-17,207	-
16	145,239	20,350	514	148	-	1,229	-57,901	24,405
17	10,098	8,586	3,963	618	618	-2,944	-24,421	-
18	8,509	6,632	3,465	714	250	1,664	-3,744	-
19	85,061	26,117	14,137	1,823	1,031	-982	-26,108	-
20	43,022	16,273	5,990	2,926	1,763	-863	-7,523	-
21	65,444	65,376	43,913	3,744	2,166	1,454	-22,533	20,576
22	2,605,332	240,341	63,354	81,061	19,220	20,428	2,213	-
23	474	440	-	-	-	-93	393	-
24	206,470	39,960	2,840	7,002	4,427	12,668	-18,519	-
25	-	-21	-	-	-	-	-21	-
26	12,879	10,490	11	526	-	-1,636	8,436	-
27	1,493	-64	59	-	-	-94	-109	-
28	886	885	30	36	-	484	-2,396	-

(*) Inflation adjusted financial statements are not available.
(1) As of 31 December 2002.
(2) As of 31 March 2003.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.1.10.2 Movement of subsidiaries

	Current Period	**Prior Period**
Balance at Beginning of Period	**1,091,824**	**1,057,393**
Movements during the Period		
Acquisitions and Participations in Capital Increases	205,021	74,067
Bonus Shares Received	-	2,411
Dividends from Current Year Profit	-	655
Sales (-)	-1,245	-18,554
Reclassifications	-	-1,671
Difference between Market Values and Inflation-Adjusted Values	5,821	-4,433
Effect of Difference betweeen Devaluation and Inflation Rates on Investments in Foreign Currencies	-45,706	-5,527
Impairment Losses (-)	-25,427	-12,517
Balance at End of Period	**1,230,288**	**1,091,824**
Capital Commitments	33,087	50,396
Share Percentage at the End of Period (%)	-	-

Valuation methods of subsidiaries:

Subsidiaries	**Current Period**	**Prior Period**
Valued at Inflation-Adjusted Historical Costs	592,525	446,497
Valued at Fair Value	24,011	18,188
Valued by Equity Method of Accounting	613,752	627,139

Sectoral distribution of subsidiaries:

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

Quoted subsidiaries:

Subsidiaries	**Current Period**	**Prior Period**
Quoted at Domestic Stock Exchanges	24,011	18,188
Quoted at International Stock Exchanges	-	-

Subsidiaries disposed during the current period:

The shares in Ottoman Real Estate Investment Company SA has been sold in the current period. The liquidation of UTGB International (Jersey) Limited has been finalized as of 30 June 2003, while the liquidation of Körfez Financial Services plc. as of the reporting date.

Subsidiaries acquired during the current period:

77 % shares of Voyager Mediterranean Turizm Endüstri ve Ticaret AŞ has been purchased for TL 162,533 billion in the current period. The remaining additions of TL 42,488 billion shown under "Acquisitions and Participations in Capital Increases" fully compose of the payments for

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 June 2003)

5.1.11 Other investments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.12 Lease receivables (Net)

5.1.12.1 Maturity analysis of lease receivables

None.

5.1.12.2 Net investment for financial lease

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.12.3 Financial lease agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.13 Receivables on term sales of assets included in "Miscellaneous Receivables"

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.14 Accrued interest and income

5.1.14.1 Accrued interest and income on loans

Accrued Interest and Income on Loans	Current Period		Prior Period	
	TL	FC	TL	FC
Uncollected Interest Income	5,827	7,119	3,554	5,213
Interest Income Accruals	38,538	121,051	32,943	206,888
Uncollected Commissions and Other Income	158	112	88	138
Commissions and Other Income Accruals	5,282	119	5,276	802

5.1.14.2 Other accrued interest and income

Other Accrued Interest and Income Receivable on	Current Period		Prior Period	
	TL	FC	TL	FC
Trading Securities	13,758	6,099	7,405	30,114
Investment Securities Available-for-Sale	105,632	39,703	2,907	43,708
Investment Securities Held-to-Maturity	72,593	54,389	116,269	447,885
Reverse Repurchase Agreements	-	-	-	-
Reserve Deposits	14,545	986	15,174	1,467
Financial Derivative Instruments:	3,349	2,195	3,810	1,125
Interest and Income Accruals	*3,349*	*2,195*	*3,810*	*1,125*
Income Accruals for Foreign Exchange Gains	-	-	-	-
Financial Leases	-	-	-	-

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.1.15 Property and equipment (Net)

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.16 Intangible assets

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.17 Other assets

5.1.17.1 Prepaid expenses, taxes and similar items

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.17.2 Components of other assets excluding off-balance sheet items exceeding 10% of total assets

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 June 2003)

5.2 Liabilities

5.2.1 Maturity profile of deposits

Current Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over
Saving Deposits	**194,724**	**-**	**650,244**	**1,074,664**	**419,869**	**86,094**	**23,200**
Foreign Currency Deposists	**2,038,989**	**-**	**3,309,681**	**1,790,292**	**387,636**	**61,763**	**196,474**
Residents in Turkey	1,877,597	-	3,147,137	1,716,581	372,053	56,102	179,390
Residents Abroad	161,392	-	162,544	73,711	15,583	5,661	17,084
Public Sector Deposits	**61,076**	**-**	**174**	**168**	**-**	**54**	**16**
Commercial Deposits	**601,653**	**-**	**603,948**	**106,841**	**285,262**	**12,335**	**1,128**
Other	**137,979**	**-**	**6,974**	**17,877**	**3,312**	**3,937**	**49**
Precious Metal Deposits	**2,870**	**-**	**20,939**	**-**	**-**	**-**	**-**
Bank Deposits	**23,244**	**-**	**775,010**	**-**	**-**	**-**	**-**
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	2,542	-	177,456	-	-	-	-
Foreign Banks	20,587	-	569,913	-	-	-	-
Special Purpose Financials Institutions	7	-	-	-	-	-	-
Other	108	-	27,641	-	-	-	-
Total	**3,060,535**	**-**	**5,366,970**	**2,989,842**	**1,096,079**	**164,183**	**220,867**

Prior Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over
Saving Deposits	**209,565**	**-**	**722,368**	**974,687**	**221,562**	**68,073**	**-**
Foreign Currency Deposists	**2,421,189**	**-**	**4,387,726**	**2,071,232**	**442,417**	**67,510**	**202,236**
Residents in Turkey	2,222,129	-	4,175,175	1,998,270	429,071	61,558	185,732
Residents Abroad	199,060	-	212,551	72,962	13,346	5,952	16,504
Public Sector Deposits	**5,284**	**-**	**349**	**193**	**-**	**49**	**21**
Commercial Deposits	**542,148**	**-**	**819,593**	**554,409**	**285,170**	**69,003**	**-**
Other	**87,598**	**-**	**12,928**	**19,655**	**27,642**	**12**	**26**
Precious Metal Deposits	**5,242**	**-**	**38,773**	**-**	**-**	**-**	**-**
Bank Deposits	**25,299**	**-**	**391,859**	**-**	**-**	**-**	**-**
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	12,836	-	17,400	-	-	-	-
Foreign Banks	6,313	-	374,459	-	-	-	-
Special Purpose Financials Institutions	80	-	-	-	-	-	-
Other	6,520	-	-	-	-	-	-
Total	**3,296,325**	**-**	**6,373,596**	**3,620,176**	**976,791**	**204,647**	**202,283**

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 June 2003)

5.2.1.1 Saving deposits covered by the guarantee of Saving Deposit Insurance Fund and excesses over the deposit insurance limit

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	1,401,009	1,303,963	1,047,786	884,798
Foreign Currency Saving Deposits	2,488,736	3,042,010	3,231,986	4,019,886
Other Deposits	2,135	2,932	19,639	37,990
Foreign Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-
Off-Shore Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.1.3 Saving deposits out of the limits of Saving Deposit Insurance Fund

Saving Deposits at	Current Period	Prior Period
Foreign Branches	327,740	469,400
Off-Shore Branches	-	-

5.2.2 Funds from repurchase transactions

	Current Period		Prior Period	
	TL	FC	TL	FC
Domestic Transactions	**447,918**	**-**	**302,509**	**-**
Financial Institutions and Organizations	333,814	-	167,213	-
Other Institutions and Organizations	93,291	-	92,480	-
Individuals	20,813	-	42,816	-
Foreign Transactions	**270**	**936,586**	**179**	**893,996**
Financial Institutions and Organizations	-	891,739	-	893,996
Other Institutions and Organizations	4	44,847	4	-
Individuals	266	-	175	-

5.2.3 Funds borrowed

	Current Period		Prior Period	
	TL	FC	TL	FC
Short-term	85,145	804,285	227,885	2,050,604
Medium and Long-term	-	728,123	2,229	573,217

5.2.3.1 Disclosures for concentration areas of the Bank's commitments

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.2.4 Disclosure for securities issued

None.

5.2.4.1 Convertible bonds

None.

5.2.4.2 Maturity, interest and currency profile of securities issued

None.

5.2.5 Funds

None.

5.2.6 Miscellaneous payables

	Current Period	Prior Period
Cash Collaterals Received	548	610

5.2.6.1 Nature of cash collaterals received

Cash collaterals received consist of deposits blocked for loans, export and import transactions.

5.2.7 Components of other liabilities excluding off-balance sheet items exceeding 10% of total liabilities

None.

5.2.8 Taxes and other duties payable

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.9 Factoring payables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.10 Criteria, limitations and commitments of leasing agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.10.1 Changes in agreements and further commitments arising

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 June 2003)

5.2.10.2 Financial lease payables

	Current Period		Prior Period	
	Gross	**Net**	**Gross**	**Net**
Up to 1 Year	4,676	3,599	8,086	6,981
1-4 Years	7,870	6,343	5,078	4,308
More than 4 Years	-	-	-	-
Total	**12,546**	**9,942**	**13,164**	**11,289**

5.2.10.3 Operational lease agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.10.4 "Sale-and-lease-back" agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.11 Accrued interest and expenses

Accrued Interest and Expenses on	**Current Period**		**Prior Period**	
	TL	**FC**	**TL**	**FC**
Deposits	110,892	19,159	134,287	20,414
Funds Borrowed	7,168	7,512	11,884	14,787
Securities Issued	-	-	-	-
Repurchase Agreements	3,290	2,958	394	761
Financial Derivative Instruments:	1,142	10,655	1,644	1,304
Interest and Expense Accruals	*1,142*	*10,655*	*1,644*	*1,304*
Expense Accruals for Foreign Exchange Losses	-	-	-	-
Other	3,639	50,105	6,415	17,100

5.2.12 Provisions and subordinated loans

5.2.12.1 General provisions

	Current Period	**Prior Period**
General Provision for	**37,397**	**39,246**
Loans and Receivables in Group I	32,111	33,285
Loans and Receivables in Group II	923	1,134
Non-Cash Loans	4,363	4,827
Other	-	-

5.2.12.2 Reserve for employee termination benefits and notification indemnity

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.2.12.3 Commitments for retirement rights

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.12.4 Timing and amount of expected payments of provisions considering uncertainties

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.12.5 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	5,000	22,295

5.2.13 Subordinated loans

None.

5.2.14 Information on shareholders' equity

5.2.14.1 Paid-in capital

	Current Period	Prior Period
Common Stock	822,038	791,748
Preferred Stock	-	-

5.2.14.2 Registered share capital system

Capital	Paid-in Capital	Ceiling per Registered Share Capital
Common Stock	822,038	1,000,000
Preferred Stock	-	-

5.2.14.3 Capital increases in current period

By the decision of the Board of Directors on 26 May 2003, the Bank's paid-in capital has been increased by TL 30,290 billion from TL 791,748 billion to TL 822,038 billion through income on sale of realestates allocated for capital increases.

5.2.14.4 Sources of capital increases in current period

None.

5.2.14.5 Capital commitments for financial year and following period

None.

5.2.14.6 Information on priority rights of preferred stocks

None.

5.2.14.7 Common stock issue premiums, shares and equity instruments

	Current Period	**Prior Period**
Number of Shares (billion) (1)	1,644	1,583
Preferred Stock	-	-
Common Stock Issue Premium	-	-
Common Stock Canceling Profit	-	-
Other Equity Instruments	-	-
Total Common Stock Issue	**1,644**	**1,583**

(1) The Bank's paid-in capital amounts to TL822,038 billion and composes of 1.644.075.623.310 shares with a face value of TL500 each and 1.895 shares with a face value of TL100 each. As of 30 June 2003, the Bank's capital is fully paid.

5.2.14.8 Securities value increase fund

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.14.9 Revaluation fund

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.14.10 Increases in revaluation fund during current period

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.14.11 Legal reserves

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.14.12 Extraordinary reserves

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.14.13 Shareholders having more than 10% share in capital and/or voting right

Name/Commercial Title	**Shares**	**Ownership**	**Paid-in Capital**	**Unpaid Portion**
Doğuş Holding AŞ	452,797	55.08%	452,797	-

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.3 Statement of operations

5.3.1 Interest Income

5.3.1.1 Interest income received from investments, associates and subsidiaries

	Current Period	Prior Period
Interest Received from Investments, Associates and Subsidiaries	5,902	65,938

5.3.1.2 Income from financial lease

None.

5.3.1.3 Interest income received from reverse repurchase agreements

None.

5.3.1.4 Interest income from factoring receivables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.3.2 Interest Expenses

5.3.2.1 Interest expenses paid to investments, associates and subsidiaries

	Current Period	Prior Period
Interest Paid to Investments, Associates and Subsidiaries	8,344	20,736

5.3.2.2 Expenses on financial lease

	Current Period	Prior Period
Financial Leasing Expenses	614	4,358

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.3.2.3 Maturity structure of the interest expense on deposits

Account Description	Demand Deposits	Time Deposits					Total
		Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	
TL							
Bank Deposits	358	44,708	-	-	-	-	45,066
Saving Deposits	1,274	174,901	246,362	59,230	9,294	9,100	500,161
Public Sector Deposits	-	46	108	-	11	4	169
Commercial Deposits	548	126,103	33,993	61,249	999	298	223,190
Other	647	2,073	5,968	1,776	167	9	10,640
"7 Days Notice" Deposits	-	-	-	-	-	-	-
Total TL	**2,827**	**347,831**	**286,431**	**122,255**	**10,471**	**9,411**	**779,226**
FC							
Foreign Currency Deposits	1,535	55,139	38,607	8,235	784	4,239	108,539
Bank Deposits	-	10,357	-	-	-	-	10,357
Precious Metal Deposits	-	1	6	2	6	-	15
Total FC	**1,535**	**65,497**	**38,613**	**8,237**	**790**	**4,239**	**118,911**
Total	**4,362**	**413,328**	**325,044**	**130,492**	**11,261**	**13,650**	**898,137**

5.3.2.4 Interest expense on repurchase agreements

	Current Period		Prior Period	
	TL	FC	TL	FC
Interest Paid on Repurchase Agreements	101,052	12,004	58,917	2,938

5.3.2.5 Interest expenses on factoring payables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.3.3 Net income/losses on investment securities held-to-maturity

None.

5.3.4 Other operating income

Other operating income consists of collection or reversals of prior year provisions, banking services related costs charged to customers and custody income.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.3.5 Provision expenses for loans and other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	36,049	31,319
Unsecured	-	-
Others	*36,049*	*31,319*
General Provisions	2,588	2,724
Impairment Losses on Securities	18	690
Other Impairment Losses **(1)**	34,705	83,058
Other	-1,697	73,683

(1) consist of impairment losses for investments, associates, subsidiaries, investment securities held-to-maturity and assets held for resale

5.3.6 Other operating expenses

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.3.7 Profit/losses from investments, associates and subsidiaries

5.3.7.1 Profit and losses

Profit/Losses from	Current Period	Prior Period
Subsidiaries (+/-)	23,486	58,117
Investments and Associates (+/-)	35	152

5.3.7.2 Profit/losses from investments and associates included in statement of operations on basis of equity accounting as a separate item

None.

5.3.7.3 Profit or loss from transactions with companies and individuals in the Bank's risk group

None.

5.3.8 Extraordinary income/expense

None.

5.3.9 Net profit and loss

5.3.9.1 Any further explanation on operating results needed for proper understanding of the Bank's performance

None.

5.3.9.2 Any changes in estimations that might have a material effect on current and subsequent period results

5.3.10 Quantification of any changes in accounting estimates that had material effect in current period and may materially affect subsequent periods

None.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.4 Off-balance Sheet Items

5.4.1 Guarantees and sureties

5.4.1.1 Non-cash loans

	Current Period	**Prior Period**
Non-Cash Loans against Cash Loan Risks	367,333	393,315
With Original Maturity of 1 Year or Less	*32,068*	*47,850*
With Original Maturity of More Than 1 Year	*335,265*	*345,465*
Other Non-Cash Loans	4,475,414	4,885,295
Total	**4,842,747**	**5,278,610**

5.4.1.2 Details of non-cash loans

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.4.2 Commitments

5.4.2.1 Irrevocable commitments

	Current Period
Letters of Guarantee in Foreign Currency	2,136,169
Letters of Guarantee in TL	1,053,464
Letters of Credit	966,215
Bank Acceptances	248,815
Prefinancing	18,725
Total	**4,423,388**

5.4.2.2 Possible losses from off-balance sheet items

None.

5.4.2.3 Pledges, mortgages, other restrictions and acquisition commitments on tangible assets

None.

5.4.2.4 Explanation for the following matters separately from other conditional commitments

The Bank's share in commitments for joint venture:

None.

Accounting method of commitments:

The Bank has capital commitments in the amount of TL 33,087 billion for its subsidiaries. Furthermore, there are letters of guarantee in the amount of TL 40,733 billion issued for several entities for the Bank's own business. These commitments are included in the Bank's off-balance sheet accounts.

5.4.3 Financial derivative instruments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.4.4 Services rendered on behalf of customers

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.4.5 The Bank's latest international risk ratings as of July 2003*(*)*

MOODY'S

Long Term FC Deposit	B3
Long Term TL Deposit	Baa2
Short Term TL Deposit	Prime-2
Deposit Outlook	Stable
FSR	D+
FSR Outlook	Negative

STANDARD AND POORS

Long Term FC Counter Party Credit Rating	B-
Long Term FC Deposits	B-
Outlook	Stable

FITCH RATINGS

Foreign Currency	
Long Term	B-
Short Term	B
Outlook	Negative
Individual	D/E
Support	5
Turkish Lira	
Long Term	B-
Short Term	B
Outlook	Negative
National	A-
Outlook	Negative

CAPITAL INTELLIGENCE

Long Term FC Obligations	B
Short Term FC Obligations	C
Domestic Strength	BBB-
Support	2
Outlook	Negative

(*) Latest dates in risk notes or outlooks.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.5 Statement of changes in shareholders' equity

5.5.1 Any increases arising from first-time application of accounting for financial instruments

5.5.1.1 Increases from valuation of investment securities available-for-sale

A revaluation of investment securities available-for-sale at fair value has resulted in a gain of TL 18,107 billion as of 30 June 2003. This figure is recorded in equity under "securities value increase fund" on the statement of changes in shareholders' equity.

5.5.1.2 Increases due to cash flow hedges: None

5.5.1.3 Reconciliation of foreign exchange differences at beginning and end of current period

The reconciliation has been completed.

5.5.2 Any decreases arising from first-time application of accounting for financial instruments

5.5.2.1 Decreases from valuation of investment securities available-for-sale: None.

5.5.2.2 Decreases due to cash flow hedges: None.

5.5.3 Dividends

5.5.3.1 Any dividends declared after date of balance sheet but before publishing financial statements:
None.

5.5.3.2 Earnings per share to be distributed to shareholders after balance sheet date

None.

5.5.4 Transfers to legal reserves

None.

5.5.5 Share certificate issuance

Please refer to section 5.2.14.3.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.6 Statement of cash flows

5.6.1 Disclosures for "other" items in statement of cash flows and effect of change in foreign currency rates cash and cash equivalents

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.2 Cash outflows from acquisition of investments, associates, subsidiaries and other investments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.3 Cash inflows from disposal of investments, associates, subsidiaries and other investments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.4 Cash and cash equivalents at end of current period

	Current Period	Prior Period
Cash on Hand	**116,973**	**181,254**
Cash in TL	*37,636*	*31,727*
Cash in Foreign Currency	*79,337*	*149,527*
Cash Equivalents	**703,244**	**1,734,409**
Other	*703,244*	*1,734,409*
TOTAL	**820,217**	**1,915,663**

5.6.5 Restricted cash and cash equivalents due to legal requirements or other reasons

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.6 Additional information

5.6.6.1 Restrictions on the Bank's potential borrowing:

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.6.2 Cash inflows presenting increase in operating capacity of the Bank:

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

[illegible] **acquired through mergers and acquisitions:** None

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.8 Related party risks

5.8.1 Volume of transactions with the Bank's risk group, lendings and deposits outstanding at period end and income and expenses from transactions incurred during the period

5.8.1.1 Current Period

Bank's Risk Group (1)	**Investments, Associates and Subsidiaries**		**Bank's Direct and Indirect Shareholders**		**Other Components in Risk Group**	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	171,513	31,683	581,095	269,982	-	-
Balance at end of period	114,840	22,839	348,228	217,043	-	-
Interest and Commission Income	6,503	61	17,785	992	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

5.8.1.2 Prior Period

Bank's Risk Group (1)	**Investments, Associates and Subsidiaries**		**Bank's Direct and Indirect Shareholders**		**Other Components in Risk Group**	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	462,403	55,854	601,669	293,181	492,810	-
Balance at end of period	171,513	31,683	581,095	269,982	-	-
Interest and Commission Income	65,938	272	48,386	1,663	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

5.8.1.3 Other related party balances

Deposits:

Bank's Risk Group (1)	**Investments, Associates and Subsidiaries**		**Bank's Direct and Indirect Shareholders**		**Other Components in Risk Group**	
Deposits	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Balance at beginning of period	127,764	399,958	143,392	156,566	-	-
Balance at end of period	67,099	127,764	68,510	143,392	-	-
Interest Expenses	8,344	20,736	6,175	21,114	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

(Billions of Turkish Lira as restated for the effects of inflation in equivalent of purchasing power as of 30 June 2003)

Derivative transactions:

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Trading Transactions:						
Beginning of Period	19,137	279,342	-	19,472	-	-
End of Period	14,344	19,137	-	-	-	-
Total Profit/Loss	-1,002	-53	-	-	-	-
Hedging Transactions:						
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/Loss	-	-	-	-	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

5.8.2 The Bank's risk group

5.8.2.1 Relations with companies in risk group of / or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.8.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group compose 7.69% of the Bank's total cash loans and 2.29% of the Bank's total assets. The non-cash loans of the risk group compose 4.95% of the Bank's total non-cash loans. The deposits of the risk group compose 1.05% of the Bank's total deposits. The pricing of transactions with the risk group companies is set in compliance with the market prices.

5.8.2.3 Other matters not required to be disclosed

None.

5.8.2.4 Transactions accounted under equity method

Please refer to sections 5.1.9 and 5.1.10.

5.8.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with Garanti Yatırım Menkul Kıymetler AŞ, Garanti Sigorta AŞ, Garanti Emeklilik AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for the Bank's internal use are partly arranged through financial leasing.

(Billions of Turkish Lira as restated for the effects of inflation in equivalent

5.9 Accounting in hyperinflationary economies

5.9.1 Further disclosure for inflationary accounting

5.9.1.1 Restatement of financial statements of the current and prior periods for the changes in the general purchasing power of Turkish Lira on the balance sheet date

Article 14 (the "Article") of "Regulation on Accounting Standards"; "Accounting Standard for Financial Reporting in Hyperinflationary Economies" has been in effect since 1 July 2002.

The Bank's financial statements are restated for the changes in the general purchasing power of Turkish Lira on the balance sheet date in accordance with the Article as mentioned above. The corresponding figures for previous periods are restated in the same terms. In order to define an economy as a hyperinflationary economy, there are certain criteria set in the Article. One characteristic is a cumulative three-year inflation rate approaching or exceeding 100%. Inflationary accounting is applied in accordance with the Article and based on the supplement attached to it including the Turkish nation-wide wholesale price indices published by the State Institute of Statistics. Based on these indices, the three-year inflation rate in Turkey has been 207.80% as of 30 June 2003. Accordingly the financial statements of the Bank are restated for the changes in the general purchasing power of Turkish Lira as of 30 June 2003.

The restatement was calculated by means of conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute of Statistics. Such indices and conversion factors used to restate the accompanying financial statements at 30 June 2003 and 2002, and 31 December 2002, are given below:

Date	Index	Conversion factor
30 June 2003	7,222.2	1.000
31 December 2002	6,478.8	1.115
30 June 2002	5,572.0	1.296

The main guidelines for the above-mentioned restatement are as follows:

- Inflationary accounting was applied starting from 1970. For the transactions before 1970, the restatements were made as if they occurred in 1970.
- Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.
- Non-monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.
- Non-monetary assets and liabilities are restated from their acquisition dates. The effects of any revaluations made before based on the prior legislations are eliminated.

- The components of shareholders' equity, are restated by applying the relevant conversion factors except for any revaluation surpluses previously recorded. Any capital increases through such surpluses are not considered as contributions of shareholders. Transfers from reserves, undistributed profits, share premiums and income on sale of participations and premises and equipment to capital, are considered as capital contributions of shareholders. As a result of the restatements, any positive differences between the nominal paid-in capital and the restated paid-in capital, are recorded under "capital reserves from inflation adjustments to paid-in capital" in the shareholders' equity.

- All items in the statement of operations are restated by applying the monthly conversion factors.

- As the price indices are announced monthly, the same indices are used for all the transactions of the related month.

- The effect of inflation on the net monetary position of the Bank, is included in the statement of operations as "gain/loss on net monetary position".

- Investments, affiliated companies and other equity shares are either presented at fair values if their fair values are available, or at market values if they are quoted, otherwise restated by applying the relevant conversion factors to their carrying values from the date of their acquisition after deducting any bonus shares received due to revaluation surpluses added to capital and financial expenses capitalised, including foreign exchange differences. Investments, affiliated companies and other equity shares in foreign currencies have been translated into Turkish Lira at foreign exchange rates prevailing at the balance sheet date.

- The restated amount of non-monetary assets are reduced when they exceed the amounts recoverable from the items' future uses taking into consideration criteria like the nature of impairments like permanent or temporary, and the impairment size. Provision for impairments is recognized in the statement of operations. In determination of fair values, prudency and materiality principles are applied in accordance with "Regulation on Accounting Standards".

5.10 Domestic, foreign and off-shore branches and foreign reprensentative offices

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.11 Significant events and matters arising subsequent to balance sheet date

None.

6 Other disclosures and footnotes

6.1 Other disclosures on the Bank's activities

None.

7 Independent Auditor's Report

7.1 Disclosure on Independent Auditor's Report

The Bank's unconsolidated interim financial statements as of 30 June 2003, have been subject to review by Cevdet Suner Denetim ve Yeminli Mali Müşavirlik AŞ (the member firm of KPMG). It was noted in their review report dated 8 August 2003 that nothing material has come to their attention that caused them to believe that the accompanying unconsolidated interim financial statements do not give a true and fair view of the Bank's financial position and results of its operations as of 30 June 2003.

7.2 Disclosures prepared by Independent Auditor

None.

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